SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
OCTOBER 26, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:       Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
AngloGold Ashanti report for the quarter and nine months ended September 30, 2005 prepared in accordance with IFRS

Quarter 3 2005
Report
for the quarter and nine months ended 30 September 2005
Group results ...
·   Gold production down 2% to 1.534Moz, due to anticipated decline in grades at Sunrise Dam and Geita, and a reduction in heap leach ounces at Siguiri.
·   Strong recovery in the South Africa region following the four-day strike, which saw local production up 2% to
677,000oz and total cash costs 2% lower at R59,053/kg.
·   Group total cash costs increase 2% to $284/oz.
·   Adjusted headline earnings decline to $1m, due in part to a negative $21m fair value (non-cash) movement on the convertible bond.
Quarter
Nine months
Quarter
Nine months
ended
Sept
2005
ended
Jun
2005
ended
Sept
2005
ended
Sept
2004
ended
Sept
2005
ended
Jun
2005
ended
Sept
2005
ended
Sept
2004
Restated
Restated
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
47,723
48,792    145,323   129,951
1,534
1,569 4,672 4,178
Price received
1
- R/kg / $/oz
90,440
87,314      86,613    82,775
433
422 427 393
Total cash costs - R/kg / $/oz
59,453
57,351      57,177    54,663
284
278 282 260
Total production costs - R/kg / $/oz
78,082
74,728      74,456    68,338
373
363
367           325
Financial review
Gross profit - R / $ million
243
931        1,429      1,582
29
154 240 239
Gross profit adjusted
for the effect of unrealised non-
hedge derivatives
2
- R / $ million
678
765        2,119      2,234
105
117 334 339
(Loss) profit attributable to equity
shareholders
- R / $ million
(415)
566           201         493
(73)
96 45 74
Headline (loss) earnings - R / $ million
(384)
665           383         658
(68)
112 75 99
Headline earnings adjusted for
the effect of unrealised non-
hedge derivatives
3
- R / $ million
9
604        1,078      1,072
1
92 170 162
Capital expenditure - R / $ million
1,385
1,068        3,317      2,583
215
167 525 393
(Loss)earnings per ordinary share-cents/share
Basic
(157)
214             76         200
(28)
36 17 30
Diluted
(156)
214             76         199
(28)
36 17 30
Headline
(145)
251           145         266
(26)
42 28 40
Headline earnings adjusted
for the effect of unrealised non-
hedge derivatives
3
- cents/share
3
228            407        434
–
35 64 66
Dividends
- cents/share
170 170 26 26
Notes:    1.
Price received includes realised non-hedge derivatives.
2.
Refer to note 7 of Notes for the definition.
3.
Refer to note 6 of Notes for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 September 2005
Price received
1
Production
Total cash costs      Cash gross
                                          profit
2
Gross profit (loss)
adjusted for the
effect of
unrealised non-
hedge derivatives
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Great Noligwa
452
4
170
(2)
269
–
27
8
21
–
TauTona
449
2
124
3
259
7
21
(9)
12
33
Mponeng
453
2
127
(1)
272
(2)
19
(10)
9
(18)
Kopanang
450
3
126
7
254
(10)
19
12
14
8
Morila
5
443
3
69
3
194
12
17
6
7
(36)
Cripple Creek & Victor
383
7
92
30
231
2
15
25
4
100
AngloGold Ashanti Mineração
422
1
65
7
173
7
15
–
12
9
Sunrise Dam
447
(7)
101
(23)
323
31
12
(60)
5
(76)
Cerro Vanguardia
5
400
5
52
2
202
18
12
–
5
(29)
Geita
407
16
137
(17)
353
7
9
200
(1)
89
Sadiola
5
439
3
44
2
240
(6)
9
29
7
75
Siguiri
5
415
(3)
61
(24)
310
46
7
(50)
1
(89)
Serra Grande
5
417
–
24
–
159
4
5
(29)
4
(33)
Navachab
440
3
21
17
268
(26)
5
–
4
500
Obuasi
412
(3)
98
(4)
341
5
4
(20)
(5)
–
Yatela
5
438
2
21
(9)
285
(5)
3
–
2
100
Tau Lekoa
450
3
71
4
374
(7)
3
–
(2)
–
Savuka
450
2
36
9
379
(18) 1 200 – 100
Iduapriem
5
411
(3)
44
10
369
9
1
(75)
(2)
(200)
Bibiani
430
1
28
(7)
308
4 – (100)
(4)
(300)
Other
24
14 – –
17
13
11
(10)
AngloGold Ashanti
433
3
1,534
(2)
284
2
221
(6)
105
(10)
1
Price received includes realised non-hedge derivatives.
2
Gross profit adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
3
Refer to note 7 of Notes for the definition.
4
Variance September 2005 quarter on June 2005 quarter – increase (decrease).
5
Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW OF THE QUARTER
AngloGold Ashanti recorded adjusted headline
earnings of $1m for the third quarter compared with
adjusted headline earnings of $92m in the previous
quarter. At a financial level, the decline was due to
the non-recurrence of the $47m tax credit recorded
in the previous quarter, together with a negative
$34m fair value (non-cash) movement on the
convertible bond, which arose on account of the
share price appreciation and associated increased
volatility during the quarter. At an operating level,
the adjusted headline earnings reduction was
primarily due to the anticipated decline in grades at
Sunrise Dam and Geita as well as a reduction in the
heap leach ounces at Siguiri.
The loss attributable to equity shareholders
amounted to $73m as compared to a profit of $96m
in the prior quarter. This is primarily as a result of
the same factors that drove the decrease in
adjusted headline earnings referred to above and an
unrealised non-hedge derivative loss relating to the
negative marked-to-market movement of the hedge
book following the rally in the gold price, as
compared to the gain recorded in the previous
quarter.
Production declined 2% quarter-on-quarter to
1.534Moz. As previously noted, the production
decline at Sunrise Dam was due to decreasing
grades, as mining moves to the lower-grade
northern regions of the pit and the high-grade
stockpiles are depleted. In East Africa, production
at Geita was down 28,000oz as a result of declining
grades in the current cut-back and delayed access
to the higher-grade ore of the next mining phase in
the Nyankanga pit, which is scheduled for early third
quarter 2006. In West Africa, production at Siguiri
was down 19,000oz following the exceptionally high
production level of last quarter and the impact of
pipeline failures at the CIP plant. Obuasi’s
production of 98,000oz was 4% lower than that of
the previous quarter, reflecting the continued
adverse impact of limited mining flexibility and
developed reserves.
Set against these negative production impacts, this
quarter saw an improved performance from the
South Africa region. Gold production was up 2% to
677,000oz, with total cash costs 2% lower at
R59,053/kg. In the context of the four-day strike
action during the quarter, this represents a
commendable performance.
In respect of the international operations,
CC&V’s production improved 30% to 92,000oz
due to more favourable leach cycle timing and
the recovery of ounces placed earlier in the
year. Production and cost performance of the
South American assets remained fairly constant
quarter-on-quarter.
In respect of the company’s ongoing cost
management strategy, savings arising from
improved efficiencies were negated by the
inflationary increases that were primarily evident
at the South African operations in respect of the
wage increases reflected in the current quarter,
together with the continuing negative cost
impacts of higher oil and mining consumables
prices. These factors, together with the drop in
production by 2%, increased total cash costs by
2% to $284/oz.
In the context of these ongoing cost pressures
and in order to further maximise synergies
between the African operations, the company
has begun a process of further rationalising
management structures on the continent.
Going forward, the eight open-pit mines will
report to Fritz
Neethling, while the eight
underground mines will report to Robbie Lazare.
This will ensure that technical skills are
appropriately matched to orebody type. Daniel
Owiredu will manage the political, social and
logistical issues of the African countries in which
the company operates. The current
management structures in Africa are therefore
being rationalised, from three to two, supported
by a small technical team, all under the
leadership of Neville Nicolau.
Capital expenditure for the quarter amounted to
$215m, which includes stay-in-business capex
of $149m.
Looking ahead, production for the fourth quarter
is estimated to be 1.504Moz at a total cash cost
of $282/oz, assuming the following exchange
rates to the US dollar: R6.60; A$0.75; BRL2.25
and Argentinean peso 2.97. Capital
expenditure is estimated at $206m and will be
managed in line with profitability and cash flow.

OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, volume mined fell 7% after rock
engineering and geological constraints forced crew
moves to a lower-grade area of the mine,
interrupting production. Face values also decreased
by 8%, although a concerted effort to reduce
underground lock-up resulted in a 3% increase in
tonnes milled. Gold production consequently fell
only 2% to 5,275kg (170,000oz) and total cash costs
increased marginally to R56,203/kg ($269/oz).
Gross profit adjusted for the effect of unrealised
non-hedge derivatives increased by 3% to R137m
($21m), with an increased price received
compensating for the lower gold production.
Going forward, Great Noligwa’s grade profile should
average approximately 9.0g/t for the next three
years, before continuing to decline to an estimated
8.0g/t over the remaining life of the operation.
The Lost-Time Injury Frequency Rate (LTIFR) was
14.12 lost-time injuries per million hours worked
(15.66 for the previous quarter).
At Kopanang, volume mined and tonnes treated
declined by 4% and 5% respectively this quarter,
although yield improved to 7.9g/t mainly due to the
release in gold lock-up tonnes from the previous
quarter, as well as benefits associated with the
introduction of improved blasting techniques. Gold
production consequently improved 7% to 3,933kg
(126,000oz). Total cash costs, despite being
negatively impacted by higher seasonal power tariffs
and mid-year wage increases, nevertheless
improved 9% to R53,142/kg ($254/oz) as a result of
implemented cost savings initiatives and the
improved gold production. Gross profit adjusted for
the effect of unrealised non-hedge derivatives
improved by 12% to R93m ($14m).
The LTIFR was 9.52 (12.89).
Tau Lekoa’s volume mined increased 3%,
favourably impacting gold production, which also
improved by 3% to 2,195kg (71,000oz). Yield
increased slightly to 4.2g/t.
The implementation of cost savings initiatives,
together with the increased gold production,
resulted in a 5% reduction in total cash costs to
R78,182/kg ($374/oz). Gross loss adjusted for
the effect of unrealised non-hedge derivatives
increased marginally to R12m ($2m).
The LTIFR was 12.12 (12.79). Regrettably, one
employee lost his life in a horizontal transport
accident.
Moab Khotsong’s slightly improved gold
production of 231kg (8,000oz) is not included in
the South Africa region's production, as the
revenue continues to be capitalised against pre-
production costs. Commercial production is
scheduled for 2006.
The LTIFR was 14.69 (17.45).
At Mponeng, despite a 5% reduction in face
values, gold production at 3,946kg (127,000oz),
was on par with that of the last quarter due to
increased volume mined and tonnage treated.
Yield fell in line with the lower face values to
9.0g/t. Total cash costs, at R57,014/kg
($272/oz), were held to the previous quarter’s
level, as the benefit of cost savings initiatives
offset the effect of wage increases and other
inflationary factors. Gross profit adjusted for the
effect of unrealised non-hedge derivatives fell
19% to R59m ($9m) due to higher rehabilitation
charges.
The LTIFR was 8.94 (9.90).
Gold production at Savuka rose 8% to 1,121kg
(36,000oz), reflecting the implementation of a
rationalised mining plan wherein mining of low-
grade panels and non-critical development has
been stopped. Yield improved 35% to 8.0g/t,
primarily due a 22% increase in face values,
while the production improvement, together with
the implementation of cost savings initiatives,
resulted in a 16% decrease in total cash costs
to R79,484/kg ($379/oz). Gross loss adjusted
for the effect of unrealised non-hedge
derivatives declined to R2m ($0.3m). In spite
of this quarter’s strong operational performance,
Savuka is entering into orderly closure mode
with likely closure in March 2006.
The LTIFR was 9.55 (16.75).

At TauTona, volume mined declined 9% quarter-on-
quarter due to lower face length availability in
several key areas. However, tonnes milled fell by
only 2% and, combined with a 5% increase in face
values, resulted in a 3% production improvement to
3,843kg (124,000oz). In addition to wage increases
and higher seasonal power tariffs, the benefits of the
second quarter’s non-recurring cost interventions
were not again realised and total cash costs
therefore increased 9% quarter-on-quarter to
R54,202/kg ($259/oz). Gross profit adjusted for the
effect of unrealised non-hedge derivatives improved
37% to R81m ($12m) due to lower amortisation
charges and an improved price received.
The LTIFR was 12.60 (9.35). Three employees
regrettably lost their lives during a single seismic
event in July.
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production improved 2% to 52,000oz primarily as a
consequence of increased ore treated. However,
total cash costs rose 18% to $202/oz, owing to
lower feed grade for both gold and silver, which
negatively affected the by-product credit for the
latter. Gross profit adjusted for the effect of
unrealised non-hedge derivatives declined by 29%
to $5m, mainly as a result of increased cost of sales.
The LTIFR was 2.25 (3.74).
AUSTRALIA
As anticipated and reported last quarter, production
at Sunrise Dam decreased 23% to 101,000oz.
With volume treated maintained at a similar level to
that of the previous quarter, the decrease was
largely due to a decline in recovered grade to 3.2g/t.
This decline, together with increased fuel prices,
drove total cash costs up 33% to A$425/oz
($323/oz). Gross profit adjusted for the effect of
unrealised non-hedge derivatives decreased 78% to
A$6m ($5m), again as a result of significantly lower
grades.
Mining at Sunrise Dam moved this quarter from the
high-grade southern section of the pit to the lower-
grade northern section, where it will remain for the
next 18 months. The underground project, where
development inclines and trial mining are accessing
higher-grade ore, is however supplementing
commercial production. This quarter, 997 metres of
underground capital development and 675 metres of
operational development were completed.
The LTIFR was 2.33 (4.89).
BRAZIL
At
AngloGold Ashanti Mineração, gold
production increased 7% to 65,000oz, primarily
due to additional production from the clean-up
of old Morro Velho facilities in the area, in
addition to higher heap leach recovery at the
Córrego do Sìtio mine.
Total cash costs, at $173/oz, were 7% higher
this quarter as a consequence of the 6%
appreciation of the Brazilian real and a lower
sulphuric acid credit, although the improved
gold production and a higher price received
helped to offset these effects. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives increased marginally to $12m.
The LTIFR was 3.69 (1.45).
At Serra Grande (50% attributable), gold
production was maintained at last quarter’s level
of 24,000oz, although total cash costs rose 4%
to $159/oz, mainly due to the appreciation of the
Brazilian real. Gross profit adjusted for the
effect of unrealised non-hedge derivatives
declined by 33% to $4m.
The LTIFR was 0.00 (0.00).
GHANA
At Bibiani, gold production fell 7% to 28,000oz.
As previously reported, production at the
operation has recently focused on lower-grade
satellite pits; however, on the basis of
successful tailings treatment trials conducted
this quarter, Bibiani will become a tailings-only
operation from the fourth quarter of this year.
Total cash costs increased 4% to $308/oz, while
gross loss adjusted for the effect of unrealised
non-hedge derivatives increased from $1m in
the second quarter to $4m in the third, due to
both the lower yield and a reduction in stockpile
inventory.
The LTIFR was 1.13 (0.00).
At Iduapriem, gold production increased 10%
to 44,000oz, due primarily to a 10%
improvement in tonnage treated after the
crusher and conveyor problems of last quarter
were resolved. Total cash costs nevertheless
increased 9% to $369/oz as a consequence of
ore dilution, which is currently being addressed
through better blasting patterns.

The resolution of this problem, combined with the
implementation of the initial recommendations from
the mine-to-mill study noted last quarter will likely
result in improved production during the fourth
quarter. Due to a lower price received and
increased total cash costs, gross loss adjusted for
the effect of unrealised non-hedge derivatives was
$2m versus a second quarter profit of $2m.

The LTIFR was 0.00 (1.15).

Obuasi this quarter experienced a 19% decline in
grade and production consequently dropped 4% to
98,000oz, while total cash costs increased 5% to
$341/oz. This is a consequence of a primary
crusher failure early in the quarter, as well as
delayed access to two high-grade areas, due to
unstable ground conditions. In an effort to address
the grade decline, measures have been put in place
to reduce dilution and to more effectively identify
and mine quality tons, which has resulted in
improved underground grades from the beginning of
the fourth quarter. Gross loss adjusted for the effect
of unrealised non-hedge derivatives, at $5m, was in
line with that of the previous quarter.

The improving trend in the mining mix and flexibility
continued, with 17% and 35% increases in
development and definition drilling, respectively.
However, the 2005 forecast production for Obuasi is
now estimated at 400,000oz, with a likely modest
improvement in 2006 to approximately 415,000oz.

The LTIFR was 1.12 (3.56). Regrettably, two
employees lost their lives this quarter, one due to a
fall of ground and the other in a machinery accident.

REPUBLIC OF GUINEA

The exceptionally high second quarter production at
Siguiri (85% attributable), which was mostly due to
the processing of the final heap leach ounces,
combined with the commissioning of the new CIP
plant, was not repeated. A series of pipeline failures
also prevented the new CIP plant from operating at
full capacity, and these factors together resulted in a
24% production decline to 61,000oz. Following the
initial resolution of plant problems last quarter, a
plan is now underway to replace the plant pipeline
during the next two quarters, in order to ensure
optimal performance.

Total cash costs consequently increased 46% to
$310/oz and gross profit adjusted for the effect of
unrealised non-hedge derivatives declined
significantly to $1m, as a result of both the lower
recovered grade and the lower tonnage treated due
to the pipeline failure.
The LTIFR was 1.47 (0.64).
MALI
At
Morila (40% attributable), production
increased 3% to 69,000oz, after a reduction in
recovered grade partially offset the benefit of a
6% increase in tonnage throughput. Total cash
costs, at $194/oz, rose 12% quarter-on-quarter
due to the lower grades, as well as to increased
cost per ton mined and reduced mining activity,
both related to a mining contractor employee
strike, which has since been resolved. Gross
profit adjusted for the effect of unrealised non-
hedge derivatives declined by 36% to $7m as a
consequence of increased amortisation charges
this quarter.
The LTIFR was 2.87 (1.16).
At Sadiola (38% attributable), gold production
increased 2% to 44,000oz. The previously
reported mill problems were resolved this
quarter, resulting in a 16% increase in tonnage
throughput, although recovered grade declined
12%, as the mill primarily processed lower-
grade oxides. Given the reduced processing
costs associated with treating oxide material,
total cash costs declined 6% to $240/oz. Gross
profit adjusted for the effect of unrealised non-
hedge derivatives increased 75% to $7m, as a
consequence of a higher received gold price,
increased gold production and improved cost
performance.
The LTIFR was 2.77 (0.00).
At
Yatela (40% attributable), production
declined 9% to 21,000oz, although recovered
grade improved 23%, partially offsetting the
effect of a 10% decline in tonnage stacked
related to the area’s rainy season. Total cash
costs improved 5% to $285/oz, mainly due to
the improvement in recovered grade. Gross
profit adjusted for the effect of unrealised non-
hedge derivatives increased to $2m.
The LTIFR was 1.75 (0.00).
NAMIBIA
At Navachab, gold production increased 17% to
21,000oz due to a 16% improvement in tonnage
throughput after the crusher failure reported last
quarter was remedied. Total cash costs
declined 26% to $268/oz largely as a result of
the better production.

Gross profit adjusted for the effect of unrealised
non-hedge derivatives rose significantly to $4m,
compared with last quarter’s loss of $1m, due to the
higher production, an improvement in the received
gold price and lower operating costs.
The LTIFR was 4.01 (8.49).
TANZANIA
Production at Geita declined 17% as anticipated to
137,000oz due to a 19% decrease in recovered
grade. As previously reported, grades and
production are both expected to continue to decline
for the remainder of the year as the high-grade ore
in the current cut-back will be exhausted before the
high-grade ore of the next mining phase in the
Nyankanga pit can begin to be accessed, likely in
the third quarter of next year. Geita is expected to
produce an estimated 600,000oz in 2006, increasing
to approximately 750,000oz in 2007.
In spite of the 17% production decline, total cash
costs increased by only 7% to $353/oz, reflecting
the operation’s successful transition to owner-
mining, which was completed in early August. As a
result of the transition, a $9m contract termination
fee was incurred during the quarter and is reflected
separately in the income statement as “contract
termination expenditure”.
Against a loss of $9m in the previous quarter,
gross loss adjusted for the effect of unrealised
non-hedge derivatives decreased to $1m,
primarily as a result of the lower operating
costs, as well as an improved received gold
price.
The LTIFR was 0.82 (0.48).
USA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), gold production increased 30% to
92,000oz, as the delayed heap leach recoveries
of the second quarter were realised in the third
quarter as expected.
In spite of the significant production
improvement, however, total cash costs rose
slightly to $231/oz as a result of higher fuel and
component part prices. Gross profit adjusted for
the effect of unrealised non-hedge derivatives
improved to $4m due to both the production
increase and a better realised price.
The LTIFR was 0.00 (0.00). In September,
CC&V achieved 22 months without a lost-time
accident.
Notes:
·   All references to price received includes realised non-hedge derivatives.
·   In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
·   Rounding of figures may result in computational discrepancies.

Exploration
Exploration expenditure amounted to $25m ($12m
expensed, $13m capitalised) during the third
quarter, compared to $19m ($12m expensed, $7m
capitalised) in the previous quarter. Exploration
expenditure at existing mines was $16m.
At Obuasi in Ghana, drilling commenced at the first
two of six surface diamond holes of the Obuasi Ultra
Deeps project.
At Sadiola in Mali, in-fill drilling at FN2, located north
of the main pit, verified the continuity of
mineralisation, while drilling at FE3S closed off the
mineralisation associated with the NNE striking
structures that splay off the main FE trend. Work on
the Deep Sulphide pre-feasibility study continued
and focused primarily on comminution and
metallurgical test work.
At Siguiri in Guinea, resource delineation drilling at
the Kintinian prospect, located 5km north of the
plant, is in progress. Additional mineralisation has
been identified in two zones immediately northwest
of the nearby Kintinian village.
In Tanzania at Geita, resource in-fill drilling on the
down-dip extensions at the Geita Hill North East
Extension zone continues to expand the mineralised
envelope down-dip and along strike. Definition and
follow-up drilling is in progress to the south of the
Nyankanga pit along the strike extension of
previously delineated mineralisation.
In Brazil, drilling at Córrego do Sìtio continued to
expand the mineral resource at the Carvoaria Velha,
Laranjeiras, Mutuca and Cachorro Bravo orebodies.
Underground development was reinitiated at
Cachorro Bravo on the 200 ore horizon, 10 metres
below the previous development. Thus far,
64 metres of development has yielded an average
face grade of 12.8g/t over a mean horizontal width
of 2.9 metres.
Greenfields exploration activities are underway in
the DRC, Alaska, Australia, Colombia, Tanzania,
China, Mongolia and Russia, with an expensed
expenditure of $9m for the quarter, compared with
$10m in the previous quarter.
At the Kimin project in the DRC, the drilling
programme at Adidi/D7 Kanga is now 70%
complete and continues to confirm historical
tonnage and grade estimates. An airborne
geophysical survey is planned for the fourth
quarter over the 10km by 15km Mongbwalu
Ridge area. Drilling at the Kimin project was
interrupted for a three-week period from the
beginning of October, as a result of instability in
Mongbwalu after FARDC (Congolese Army)
troops were deployed to the area. This
deployment is now complete and exploration
activities have resumed. The presence of
FARDC troops is expected to further stabilise
the Mongbwalu region.
In Alaska, drill results from the Lost Mine South
project near Pogo indicate that the broad, near-
surface, low-grade zone discovered earlier this
year transitions into a high-grade vein system at
depth. Significant intersections include 3.2m at
16.3g/t at a depth of 121.9m; 3.4m at 21.7g/t at
a depth of 143m; and 1.5m at 49.3g/t at a depth
of 171.8m. Drilling at the Terra project, situated
approximately 200km west of Anchorage, has
defined multiple narrow, high-grade veins in an
overall system that appears to be over 8km in
length. Further field work is planned.
Regional systematic exploration continued in six
areas in Colombia. Further target definition
and follow-up work is planned and a number of
projects are now drill-ready.
In Australia, at the Tropicana JV, encouraging
drill results have been obtained at the
Tropicana, Rusty Nail and Kamikaze prospects.
Mineralisation at Tropicana now extends over a
strike length of approximately 800 metres, with
widths of 20 to 40 metres and grades of 1.5 to
8g/t over mineable widths. A number of
additional geochemical anomalies that require
more follow-up have been identified within 30km
of the Tropicana Prospect.

Review of the gold market
The third quarter of 2005 saw new levels of
investor and speculator interest in gold and a
strong break in gold price behaviour from its
linkage over the past four years to the
US dollar/euro exchange rate.
Although the average spot price of gold for the
quarter of US$439/oz was only $12/oz or some
3% higher than the average price for the metal
during the first half of the year, the average figure
does not reflect the extent of activity in gold this
quarter. The price saw a range of $57/oz during
this quarter, the second highest quarterly price
range in five years. Much of this activity came
during the latter part of the quarter, and the spot
price has strengthened by almost 15% since late
July, to touch $480/oz in early October. This is
the highest gold spot price seen in seventeen
years, and the market now is looking to the figure
of US$500/oz last seen in December 1987.
See Graph 1: US $ Gold Price 1979 – 2005.
Although the tone of the rand against the
US dollar was generally weaker, the average
exchange rate of R6.48 to the dollar was little
changed from the average of R6.40 for the
previous quarter. This translated to an average
local gold price of close to R92,000/kg for the
quarter which was some 4% higher than the
average local price in the second quarter of the
year.
Gold
The divergence of the gold price from a strong
inverse correlation to the movement in the US
dollar exchange rate against the euro, continued
much more strongly during the period under
review. Whilst the US dollar has traded sideways
for the last five months, the gold price has moved
up strongly and steadily for much of the third
quarter. See Graph 2 : US$/Euro and US$ Gold
Price Indexed, 2004 – 2005.
Whilst for a time this looked like simply a re-rating
or re-pricing of the gold market against a
dollar/euro denominator, this interpretation
becomes inadequate during September and
October, when the gold price has moved $40/oz
higher even whilst the dollar strengthened from
$1.25 to $1.19 to the euro.
The result of this divergence has been a material
increase in the gold price in non-US dollar terms
for the first time in the current gold price cycle.
After averaging some €325/oz for the past four
years, the gold price reached €400/oz early in
October. See Graph 3: Euro Gold Price 2001 –
2005.
A number of circumstances outside of the
currency markets have encouraged an interest in
gold. Probably the most direct influence on
sentiment has come from the oil market, where
supply dislocation caused by hurricane damage in
the USA pushed the spot price of benchmark
West Texas Intermediate up by $10/barrel to a
record price of $70/barrel in early September.
The possible impact of this oil price increase on
inflation and on global economic growth became
the subject of widespread comment. This, in turn,
translated to buying interest in gold, and there
was some correlation between gold buying and oil
price increases during August and early
September. Sentiment was further encouraged
by positive news during the quarter about physical
demand for gold in important markets during the
first half of 2005. This renewed interest in gold
became self-fulfilling, and rising gold prices
justified further interest and speculative buying in
the gold market. This continued interest has kept
the gold price rising during the past four weeks,
even as the oil price has fallen back close to its
pre-hurricane Katrina levels.
The expectation of rising inflation rates is one
commonly in use today to justify higher gold
prices. However, there is little conclusive
evidence of an increased inflation threat,
notwithstanding base metal, commodity and
energy price increases in recent years. Whilst
headline inflation in the USA in September moved
sharply upwards due to the impact of higher pump
prices for gasoline during the period of hurricane-
induced supply dislocation, core inflation in the US
remains a little over 2% p.a. Most recent core
inflation figures in Europe remain below 2% p.a.
Nevertheless, the impact of higher oil prices has
introduced a sense of uncertainty about the health
of the global economy, and this uncertainty
continues to encourage interest in gold amongst
both investors and speculators.

In order to measure the extent of this investor
interest in the metal, one needs to look both at the
New York Comex open interest, and at the latest
gold Exchange Traded Fund (ETF) holdings. The
Comex continued to be the most direct predictor
of gold price movement, and the spot price of
metal tracked the rising buying interest on that
exchange. The net open position recorded
weekly on the Comex matched last year’s record
level in April 2004 at around 22Moz net long (685t
net long) and most certainly exceeded that level
intra-week in early October. However, to the net
open Comex interest must be added aggregate
investor holdings in gold ETFs, which amounted
at the end of September to over 9Moz or 280t of
gold. These ETF holdings have been
accumulated mostly during the past nine months,
and predominantly in the New York Stock
Exchange streetTRACKS fund launched in late
2004. The combined Comex and ETF holdings
thus exceed 31Moz, or almost 1,000t of gold in
net investment and speculative positions in
developed markets.
Looking to the future, there appears to be
sufficient uncertainty in financial markets and in
the global economy to sustain the current levels of
interest in gold.
Physical Demand
Reports of physical demand for gold during the
first half of 2005 have been very positive, with a
powerful recovery in many markets from the
slippage in offtake between 2000 and 2003.
Jewellery demand was particularly buoyant in
India and in the Middle East. In India, general
economic growth has translated to better offtake
on a wide front and it would appear that that
market has adjusted to higher and more volatile
gold prices. Improved offtake in the Middle East
has come primarily on the back of increased oil
revenues in that region. Both Turkey and China
also show growth. As has been the case for
some time, however, the volume of offtake of gold
in jewellery in the developed markets of the USA,
Europe and Japan remains disappointing.
Currencies
After gaining strongly against the euro during the
second quarter of 2005, the US dollar traded
during the third quarter in a range between $1.20
and $1.25 against the euro.
The sideways movement in the dollar/euro
exchange rate seems to reflect an equilibrium in
sentiment in foreign exchange markets in respect
of the current state of the US and European
economies. Whilst in the USA, the challenge
presented by the federal budget deficit and the
record levels of trade deficit remains unsolved, the
US economy continues to grow more rapidly than
any other part of the developed world, and the US
trade deficits continue to be funded by capital
inflows. Similarly, in Europe, the negative effects
of political uncertainty induced by the inconclusive
parliamentary election in Germany and by the
rejection in France and Holland earlier this year of
the proposed new constitution for the European
Union, have been moderated by encouraging
performance by the German economy.
Even though the recovery of the dollar earlier this
year seemed to signal an end to the three years of
correction in the US currency against the euro,
most market commentators continue to expect
renewed weakening by the US currency before
the end of this year. Should this happen, this
would most likely encourage further interest in
gold.
In South Africa, interest rates have remained
unchanged, and there has been little news to
influence the value of the local currency one way
or another. Nevertheless, the quarter has seen a
slightly weaker rand against the US dollar, due to
the stable to stronger state of the US currency.
Hedging
As at 30 September 2005, the net delta hedge
position of AngloGold Ashanti was 10.68Moz or
332t, valued at the spot gold price at the end of
the quarter of $465.60/oz. This net delta position
reflects an increase of some 360,000oz or 11t in
the net delta size of the AngloGold Ashanti hedge
compared with the position at the end of the
previous quarter. The net increase quarter-on-
quarter is due entirely to a higher net volume of
open options positions valued against a quarter-
end spot price which was $30/oz higher than the
spot price of $434.50/oz at which the hedge was
measured at the end of June 2005.
The marked-to-market value of the hedge position
as at 30 September 2005 was negative $1.349bn,
compared with the value at 30 June of negative
$1.032bn.

As noted above in respect of the net delta size of
the hedge position, the increased negative value
of the hedge was due to its valuation against the
quarter-end spot price of $465.60/oz compared
with its valuation at the end of June at a spot price
$30/oz lower. The marked-to-market value of the
hedge at 21 October 2005 at a spot price of
$463/oz was negative $1.342bn.
The price received by the company for the quarter
under review was $433/oz, compared with an
average spot price for the period of $439/oz. The
company continues to manage its hedge positions
actively, and to reduce overall levels of pricing
commitments in respect of future gold production
by the company.

Hedge position
As at 30 September 2005, the group had
outstanding the following forward-pricing
commitments against future production. The total
net delta tonnage of the hedge of the company on
this date was 10.68Moz or 332t (at 30 June 2005:
10.32Moz or 321t).

The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $1.349bn (negative R8.59bn) as at
30 September 2005 (as at 30 June 2005: $1.032bn
or R6.94bn). This value at 30 September 2005 was
based on a gold price of $465.60/oz, exchange
rates of R/$6.37 and A$/$0.7594 and the prevailing
market interest rates and volatilities at that date.
As at 25 October 2005, the marked-to-market
value of the hedge book was a negative
$1.370bn (negative R9.085bn), based on a gold
price of $465.40/oz and exchange rates of
R/$6.63 and A$/$0.7494 and the prevailing
market interest rates and volatilities at the time.

These marked-to-market valuations are not
predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the cost
of buying all hedge contracts at the time of
valuation, at market prices and rates available
at the time.
Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR GOLD
Forward contracts
Amount (kg) 4,742 15,954 31,580 30,076 26,288 53,566 162,206
US$/oz $302 $317 $346 $365 $380 $402 $369
Put options purchased Amount (kg) 1,893 8,592 1,455 11,940
US$/oz $318 $345 $292 $334
Put options sold Amount (kg) 467 4,354 855 1,882 9,409 16,967
US$/oz $447 $339 $390 $400 $430 $402
Call options purchased Amount (kg) 5,930 11,211 6,357 23,498
US$/oz $329 $333 $344 $335
Call options sold Amount (kg) 8,526 31,224 28,934 28,890 27,585 82,919 208,078
US$/oz $352 $381 $378 $383 $410 $471 $419
RAND GOLD
Forward contracts
Amount (kg) 2,805 2,449 933 6,187
Rand per kg R90,783 R97,520 R116,335 R97,303
Put options purchased Amount (kg) 1,875 1,875
Rand per kg R93,602 R93,602
Put options sold Amount (kg) 2,706 1,400 4,106
Rand per kg R90,805 R88,414 R89,990
Call options purchased
Amount (kg)
Rand per kg
Call options sold Amount (kg) 5,568 3,306 311 2,986 5,972 18,142
Rand per kg R93,739 R102,447 R108,123 R202,054 R223,756 R156,197
A DOLLAR GOLD
Forward contracts Amount (kg) 566 *1,555 6,843 2,177 3,390 3,110 14,531
A$ per oz A$705 A$556 A$651 A$669 A$663 A$686 A$676
Put options purchased Amount (kg)
A$ per oz
Put options sold Amount (kg)
A$ per oz
Call options purchased Amount (kg) 3,110 3,732 3,110 1,244 3,110 14,308
A$ per oz A$673 A$668 A$660 A$694 A$712 A$683
Call options sold Amount (kg)
A$ per oz
Delta (kg)             14,019            31,731           58,685           55,888            53,092 118,768            332,183
** Total net gold:
Delta (oz) 450,721       1,020,174       1,886,764      1,796,838        1,706,945      3,818,474        10,679,916
*        Long position.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2005.
Rounding of figures may result in computational discrepancies.

Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR
SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 10,886 43,545 43,545 24,883 122,859
$ per oz $7.11             $7.11            $7.40             $7.40 $7.27
Put options sold Amount (kg) 10,886           43,545           43,545           24,883 122,859
$ per oz $6.02             $6.02            $5.93             $5.75 $5.93
Call options purchased Amount (kg)
$ per oz
Call options sold Amount (kg) 10,886 43,545 43,545 24,883 122,859
$ per oz $8.11            $8.11             $8.40             $8.00 $8.19
The following table indicates the group's currency hedge position at 30 September 2005
Year
2005
2006
2007
2008
2009
2010-2014
Total
RAND DOLLAR (000)
Forward
contracts Amount
($)                    7,369
7,369
US$/R R6.45 R6.45
Put options purchased Amount ($) 30,000 30,000
US$/R R7.00 R7.00
Put options sold Amount ($) 30,000 30,000
US$/R R6.66 R6.66
Call options purchased Amount ($)
US$/R
Call options sold Amount ($) 60,000 60,000
US$/R R6.97 R6.97
A DOLLAR (000)
Forward contracts Amount ($) 15,970 39,222 55,192
A$/US$                        A$0.61 A$0.75 A$0.70
Put options purchased Amount ($)
A$/US$
Put options sold Amount ($)
A$/US$
Call options purchased Amount ($)
A$/US$
Call options sold Amount ($) 30,000 20,000 50,000
A$/US$                       A$0.75 A$0.74 A$0.75
BRAZILIAN REAL (000)
Forward contracts Amount ($)                    6,000 24,000 4,000 34,000
US$/BRL BRL2.98 BRL3.18 BRL3.31 BRL3.16
Put options purchased Amount ($)
US$/BRL
Put options sold Amount ($)
US$/BRL
Call options purchased Amount ($)
US$/BRL
Call options sold Amount ($)                    5,000 20,000 25,000
US$/BRL BRL3.08 BRL3.29 BRL3.25
Rounding of figures may result in computational discrepancies.

Group
income statement
Quarter
Quarter
Quarter Nine months Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2005
2005
2004
2005
2004
Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
4,332
4,563 4,232 12,911 11,327
Gold income
4,151
4,404 4,041 12,413
10,734
Cost of sales 3
(3,748)
(3,620) (3,502) (10,784) (8,840)
Non-hedge derivatives
(161)
147 72 (201)
(312)
Gross Profit
243
931 611 1,429
1,582
Corporate administration and other expenses
(109)
(103) (84) (310) (265)
Market development costs
(21)
(21) (30) (63)
(78)
Exploration costs
(81)
(78) (75) (219) (206)
Amortisation of intangible assets
-
- (48) -
(153)
Impairment of tangible assets
-
(45) (8) (45) (8)
Contract termination expenditure at Geita
(55)
- - (55)
-
Other operating expenses
(48)
(38) (17) (111) (45)
Other operating income
12
8 14 24 14
Operating (loss) profit
(60)
654 363 650
841
Interest receivable
34
39 72 127 244
Other net income (expense)
3
(4) 13 6 5
Profit on disposal of assets and subsidiaries
11
- 36 9 63
Finance costs and unwinding of decommissioning
and restoration obligations
(166)
(159) (139) (474)
(420)
Fair value adjustment on option component of convertible bond
(135)
79 (181) 59 67
Fair value gains (losses) on interest rate swaps
-
11 24 (5)
(10)
Share of associates (loss) profit
(6)
2 - (3) (1)
(Loss) profit before taxation
(319)
621 188 370
789
Taxation 4
(10)
62 (75) 111
(137)
(Loss) profit after taxation
(329)
683 113 481 652
Discontinued operations 9
(42)
(69) (5) (163) (58)
(372)
614 108 318 594
Allocated as follows
Equity Shareholders
(415)
566 69 201
493
Minority interest
43
48 39 117 101
(372)
614 108 318 594
Basic (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
a
(141)
240 28 138 223
Loss from discontinued operations
a
(16)
(26) (2) (62) (23)
(Loss) profit
(157)
214 26 76 200
Diluted (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
b
(140)
240 28 137 222
Loss from discontinued operations
b
(16)
(26) (2) (61) (23)
(Loss) profit
(156)
214 26 76 199
Dividends
c
- Rm 450 449
- cents per share
170
170
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
Dividends are translated at actual rates on date of payment.
Rounding of figures may result in computational discrepancies.

Group
income statement
Quarter
Quarter
Quarter Nine months Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2005
2005
2004
2005
2004
Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
666
708 663 2,042 1,728
Gold income
638
684 633 1,964
1,637
Cost of sales 3
(576)
(565) (549) (1,709) (1,350)
Non-hedge derivatives
(33)
35 14 (15) (48)
Gross Profit
29
154 98 240
239
Corporate administration and other expenses
(17)
(16) (13) (49) (40)
Market development costs
(3)
(3) (5) (10)
(12)
Exploration costs
(12)
(12) (12) (35) (31)
Amortisation of intangible assets
-
- (7) - (23)
Impairment of tangible assets
-
(7) (1) (7)
(1)
Contract termination expenditure at Geita
(9)
- - (9) -
Other operating expenses
(7)
(6) (3) (18) (8)
Other operating income
2
1 2 4 2
Operating (loss) profit
(18)
111 59 117 126
Interest receivable
5
6 11 20 36
Other net (expense) income
-
(1) 4 1 2
Profit on disposal of assets and subsidiaries
1
- 5 1 9
Finance costs and unwinding of decommissioning
and restoration obligations
(26)
(25) (22) (75) (63)
Fair value adjustment on option component of convertible bond
(21)
13 (30) 11
9
Fair value gains (losses) on interest rate swaps
-
2 3 (1) (1)
Share of associates (loss) profit
(1)
- - (1) -
(Loss) profit before taxation
(58)
107 30 74 118
Taxation 4
(2)
9 (13) 17 (20)
(Loss) profit after taxation
(60)
116 17 90
98
Discontinued operations 9
(7)
(12) (1) (27) (8)
(67)
103 16 63
90
Allocated as follows
Equity Shareholders
(73)
96 9 45 74
Minority interest
7
7 6 18
16
(67)
103 16 63 90
Basic (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
a
(25)
41 4 27 33
Loss from discontinued operations
a
(3)
(5) - (10) (3)
(Loss) profit
(28)
36 3 17 30
Diluted (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
b
(25)
41 4 27 33
Loss from discontinued operations
b
(3)
(5) - (10) (3)
(Loss) profit
(28)
36 3 17 30
Dividends
c
- $m 69 68
- cents per share 26 26
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
Dividends are translated at actual rates on date of payment.
Rounding of figures may result in computational discrepancies.

Group
balance sheet
As at
As at
As at
As at
September
June
September
December
2005
2005
2004
2004
Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
37,107
37,528 35,450 33,195
Intangible assets
2,602
2,727 2,636 2,347
Investments in associates
238
254 42 43
Investment properties
57
60 45 44
Other investments
582
550 195 179
Inventories
767
789 142 124
Derivatives
311
403 796 1,055
Deferred taxation
233
215 - -
Other non-current assets
177
170 324 487
42,074
42,696 39,630 37,474
Current assets
Inventories
2,623
2,619 2,531 2,363
Trade and other receivables
1,593
2,025 1,790 1,747
Derivatives
3,162
3,053 1,984 2,767
Current portion of other non-current assets
3
5 390 5
Cash and cash equivalents
1,555
1,835 2,846 1,758
8,936
9,537 9,541 8,640
Non-current assets held for sale
100
100 - -
9,036
9,637 9,541 8,640
TOTAL ASSETS
51,110
52,333 49,171 46,114
EQUITY AND LIABILITIES
Equity
Ordinary share capital and premium
11
19,023
19,006 18,984 18,987
Retained earnings and other reserves 12
(360)
1,410 210 (1,200)
Shareholders' equity
18,663
20,416 19,194 17,787
Minority interests 13
375
401 397 327
19,038
20,817 19,591 18,114
Non-current liabilities
Borrowings
10,889
10,500 8,360 7,262
Provisions
2,822
2,729 2,162 2,339
Derivatives
2,096
2,130 3,330 3,032
Deferred taxation
7,954
8,231 8,406 7,542
23,761
23,590 22,258 20,175
Current liabilities
Trade and other payables
2,799
2,919 2,841 2,650
Current portion of borrowings
991
1,141 2,078 1,800
Derivatives
4,218
3,551 2,273 3,007
Taxation
304
315 130 368
8,311
7,926 7,322 7,825
Total liabilities
32,072
31,516 29,580 28,000
TOTAL EQUITY AND LIABILITIES
51,110
52,333 49,171 46,114
Net asset value - cents per share
7,049
7,715 7,258 6,726
Rounding of figures may result in computational discrepancies.

Group
balance sheet
As at
As at
As at
As at
September
June
September
December
2005
2005
2004
2004
Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
5,834
5,615 5,474 5,880
Intangible assets
409
408 407 416
Investments in associates
37
38 7 8
Investment properties
9
9 7 8
Other investments
91
82 30 32
Inventories
121
118 22 22
Derivatives
49
60 123 187
Deferred taxation
37
32 - -
Other non-current assets
28
26 50 86
6,615
6,388 6,120 6,639
Current assets
Inventories
412
392 391 419
Trade and other receivables
250
303 276 309
Derivatives
497
457 306 490
Current portion of other non-current assets
-
1 60 1
Cash and cash equivalents
244
275 440 312
1,405
1,427 1,473 1,531
Non-current assets held for sale
16
15 - -
1,421
1,442 1,473 1,531
TOTAL ASSETS
8,035
7,830 7,593 8,170
EQUITY AND LIABILITIES
Equity
Ordinary share capital and premium
11
2,991
2,843 2,932 3,364
Retained earnings and other reserves 12
(57)
211 32 (213)
Shareholders' equity
2,934
3,054 2,964 3,151
Minority interests 13
59
60 61 58
2,993
3,114 3,025 3,209
Non-current liabilities
Borrowings
1,712
1,571 1,291 1,286
Provisions
444
408 334 415
Derivatives
330
319 514 537
Deferred taxation
1,250
1,231 1,298 1,336
3,736
3,529 3,437 3,574
Current liabilities
Trade and other payables
440
437 439 470
Current portion of borrowings
156
171 321 319
Derivatives
663
531 351 533
Taxation
48
47 20 65
1,307
1,186 1,131 1,387
Total liabilities
5,042
4,715 4,568 4,961
TOTAL EQUITY AND LIABILITIES
8,035
7,830 7,593 8,170
Net asset value - cents per share
1,108
1,154 1,121 1,191
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter Nine months Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2005
2005
2004
2005
2004
Restated Restated
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Cash generated from operations
1,282
1,191 1,342 3,300 2,690
Cash (utilised) generated by discontinued operations
(51)
(62) (2) (164) 4
Environmental, rehabilitation and other expenditure
(27)
(16) (38) (55) (68)
Termination of employee benefit plan
(61)
- - (61) -
Taxation paid
(45)
(34) (32) (140) (193)
Net cash inflow from operating activities
1,098
1,078 1,270 2,878 2,433
Cash flows from investing activities
Capital expenditure
(1,385)
(1,068) (1,004) (3,317) (2,583)
Proceeds from disposal of tangible assets
24
- 14 25 49
Investments acquired
(6)
(89) (98) (95) (101)
Acquisition of subsidiary net of cash
-
- (260) - (1,037)
Net loans repaid (advanced)
2
(29) 50 (29) 126
Utilised in hedge restructure
-
- - (415) -
Net cash outflow from investing activities
(1,363)
(1,186) (1,298) (3,829) (3,546)
Cash flows from financing activities
Proceeds from issue of share capital
17
10 4 35 16
Share issue expenses
-
- - - (1)
Proceeds from borrowings
926
545 271 4,039 6,970
Repayment of borrowings
(148)
(407) (319) (2,043) (4,828)
Interest received
21
27 53 93 186
Finance costs
(222)
(68) (189) (512) (442)
Dividends paid
(507)
(31) (449) (1,026) (1,266)
Net cash inflow (outflow) from financing activities
88
77 (629) 587 635
Net decrease in cash and cash equivalents
(177)
(31) (657) (364) (478)
Translation
(103)
123 45 160 (43)
Opening cash and cash equivalents
1,835
1,744 3,458 1,758 3,367
Closing cash and cash equivalents
1,555
1,835 2,846 1,555 2,846
Cash generated from operations
(Loss) profit before taxation
(319)
621 188 370 789
Adjusted for:
Non-cash movements
105
126 (53) 199 (56)
Movement on non-hedge derivatives
243
(185) 47 486 615
Deferred stripping costs
(39)
17 (15) (13) (129)
Amortisation of tangible assets
784
787 660 2,303 1,706
Amortisation of intangible assets
3
3 48 9 153
Impairment of tangible assets
-
45 8 45 8
Interest receivable
(34)
(39) (72) (127) (244)
Profit on disposal of assets and subsidiaries
(10)
- (36) (10) (63)
Finance costs and unwinding of decommissioning and
restoration obligations
166
159 139 474 420
Fair value adjustment on option component of convertible bond
135
(79) 181 (59) (67)
Movement in working capital
248
(267) 247 (378) (442)
1,282
1,191 1,342 3,300 2,690
Movement in working capital
Decrease (increase) in inventories
6
(339) (162) (900) (123)
Decrease (increase) in trade and other receivables
384
(268) 273 118 48
(Decrease) increase in trade and other payables
(142)
340 136 403 (367)
248
(267) 247 (378) (442)
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter Nine months Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2005
2005
2004
2005
2004
Restated Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Cash generated from operations
195
193 196 524 416
Cash (utilised) generated by discontinued operations
(8)
(11) - (27) 1
Environmental, rehabilitation and other expenditure
(4)
(3) (5) (8) (10)
Termination of employee benefit plan
(10)
- - (10) -
Taxation paid
(7)
(5) (5) (22) (29)
Net cash inflow from operating activities
166
175 186 456 378
Cash flows from investing activities
Capital expenditure
(215)
(167) (156) (525) (393)
Proceeds from disposal of tangible assets
4
- 2 4 7
Investments acquired
(1)
(15) (15) (15) (15)
Acquisition of subsidiary net of cash
-
- (39) - (165)
Net loans (advanced) repaid
-
(5) 8 (5) 19
Utilised in hedge restructure
-
- - (69) -
Net cash outflow from investing activities
(211)
(186) (200) (610) (547)
Cash flows from financing activities
Proceeds from issue of share capital
3
2 1 6 3
Share issue expenses
-
- - - -
Proceeds from borrowings
139
43 42 640 1,061
Repayment of borrowings
(19)
(27) (51) (324) (736)
Interest received
3
4 8 15 28
Finance costs
(35)
(10) (29) (81) (67)
Dividends paid
(78)
(5) (68) (165) (190)
Net cash inflow (outflow) from financing activities
14
7 (97) 91 99
Net decrease in cash and cash equivalents
(31)
(4) (111) (63) (70)
Translation
1
(2) (4) (4) 5
Opening cash and cash equivalents
275
280 555 312 505
Closing cash and cash equivalents
244
275 440 244 440
Cash generated from operations
(Loss) profit before taxation
(58)
107 30 74 118
Adjusted for:
Non-cash movements
16
20 (11) 30 (10)
Movement on non-hedge derivatives
46
(38) 5 64 95
Deferred stripping costs
(6)
2 (2) (2) (19)
Amortisation of tangible assets
121
123 104 365 261
Amortisation of intangible assets
-
- 7 1 23
Impairment of tangible assets
-
7 1 7 1
Interest receivable
(5)
(6) (11) (20) (36)
Profit on disposal of assets and subsidiaries
(1)
- (5) (1) (9)
Finance costs and unwinding of decommissioning and
restoration obligations
26
25 22 75 63
Fair value adjustment on option component of convertible bond
21
(13) 30 (11) (9)
Movement in working capital
36
(33) 26 (58) (62)
195
193 196 524 416
Movement in working capital
Increase in inventories
(25)
(17) (13) (92) (29)
Decrease (increase) in trade and other receivables
45
(20) 53 53 1
Increase (decrease) in trade and other payables
16
4 (14) (20) (34)
36
(33) 26 (58) (62)
Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense
for the nine months ended 30 September 2005
Nine months   Nine months
ended
ended
September
September
2005
2004
Unaudited Unaudited
Actuarial gains on defined benefit retirement plans 42 -
Net loss on cash flow hedges removed from equity and reported in income 42 710
Net (loss) gain on cash flow hedges (433) 75
Net gain on available for sale financial assets 20 20
Deferred taxation on items above 221 (177)
Net exchange translation differences (135) 33
Net (expense) income recognised directly in equity
(243) 661
Profit for the period 318 594
Total recognised income and expense for the period 75 1,255
Attributable to:
Equity shareholders
(42) 1,154
Minority interest 117 101
75 1,255
Actuarial gains on defined benefit retirement plans 7 -
Net loss on cash flow hedges removed from equity and reported in income 6 111
Net (loss) gain on cash flow hedges (68) 12
Net gain on available for sale financial assets 3 3
Deferred taxation on items above 34 (26)
Net exchange translation differences 3 (6)
Net (expense) income recognised directly in equity
(15) 94
Profit for the period 63 90
Total recognised income and expense for the period 48 184
Attributable to:
Equity shareholders
30 168
Minority interest 18 16
48 184
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million

Notes
for the quarter and nine months ended 30 September 2005
1.
Basis of preparation
The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended
31 December 2004 except for the new and revised International Financial Reporting Standards (IFRS) statements which are effective 1 January 2005, where applicable and where indicated.
The option to account for actuarial gains and losses through equity reserves under Employee benefits (IAS19)
revised has been adopted. The financial effects of the adoption on prior periods are disclosed in note 15.
The financial statements of AngloGold Ashanti have been prepared in compliance with IAS34, in compliance with the JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2005.
Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information. Refer to note 9, discontinued operations, note 15, financial effects of IAS19 revised and note 21, convertible bonds.
2.
Revenue
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Restated
Restated
Unaudited Unaudited  Unaudited  Unaudited   Unaudited  Unaudited  Unaudited   Unaudited
SA Rand million
US Dollar million
Gold income
4,151
4,404
12,413
10,734
638
684
1,964
1,637
Sale of uranium, silver and sulphuric acid
147
121
371
348
23
19
59
53
Interest receivable
34
39
127
244
5
6
20
37
4,332
4,563
12,911
11,327
666
708
2,042
1,728
3.
Cost of sales
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Restated
Restated
Unaudited   Unaudited  Unaudited  Unaudited    Unaudited  Unaudited  Unaudited   Unaudited
SA Rand million
US Dollar million
Cash operating costs
2,757
2,744
8,152
6,911
423
428
1,293
1,055
Other cash costs
104
92
296
234
16
14
47
36
Total cash costs
2,861
2,836
8,448
7,144
439
443
1,340
1,091
Retrenchment costs
60
31
106
42
9
5
16
6
Rehabilitation & other non-cash costs
67
49
161
94
10
8
26
14
Production costs
2,988
2,916
8,714
7,280
459
456
1,382
1,111
Amortisation of tangible assets
784
787
2,303
1,706
121
123
365
261
Amortisation of intangible assets
3
3
9
–
–
–
1
–
Total production costs
3,775
3,706
11,,027
8,985
580
578
1,748
1,372
Inventory change
(28)
(86)         (243)         (145)             (4)
(14)          (40)           (22)
3,748
3,620
10,784
8,840
576
565
1,709
1,350
Rounding of figures may result in computational discrepancies.

4.       Taxation
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Restated
Restated
Unaudited   Unaudited  Unaudited  Unaudited   Unaudited  Unaudited   Unaudited    Unaudited
SA Rand million US Dollar million
Current taxation
(36)
11 (63) (117)
(6)
1
(11)           (18)
Deferred taxation
(35)
(158)          (226)         (259)             (5)
(22)           (33)           (39)
Deferred taxation - contract termination
expenditure at Geita
19

3

Deferred taxation on change in tax rate – 314 386 – – 47 59 –
Deferred taxation on unrealised non-
hedge derivatives
42
(105)            (5)
239
6
(16)            (1)             37
(10)
62 111 (137)
(2)
9 17 (20)
5.
Headline (loss) earnings
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Restated
Restated
Unaudited   Unaudited  Unaudited  Unaudited   Unaudited  Unaudited   Unaudited  Unaudited
SA Rand million US Dollar million
(Loss) profit attributable to equity
shareholders has been adjusted
by the following to arrive at headline
earnings:
(Loss) profit attributable to equity
shareholders
(415)
566 201 493
(73)
96 45 74
Amortisation of intangible assets – – – 153 – – – 23
Impairment of tangible assets – 45 45 8 – 7 7 1
Profit on disposal of assets and
subsidiaries
(11)
– (9) (63)
(1)
–
(1)              (9)
Taxation on items above
(1)
(15)           (17)            10
–              (2)            (3)               1
Net loss from discontinued operations
(note 9)
42
69 163 58
7
12 27 8
Headline (loss) earnings
(384)
665 383 658
(68)
112 75 99
Cents per share
(1)
Headline (loss) earnings
(145)
251 145 266
(26)
42 28 40
(1)
Calculated on the basic weighted average number of ordinary shares.
6.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Restated
Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Headline (loss) earnings (note 5)
(384)
665 383 658
(68)
112 75 99
Unrealised non-hedge derivatives
435
(166) 690 652
76
(37) 95 100
Deferred taxation on unrealised non-
hedge derivatives (note 4)
(42)
105 5 (239)
(6)
16 1 (37)
Headline earnings adjusted for
the effect of unrealised non-hedge
derivatives
(2)
9
604 1,078 1,072
1
92 170 162
Cents per share
(1)
Headline earnings adjusted for the
effect of unrealised non-hedge
derivatives
3
228 407 434
–
35 64 66
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Rounding of figures may result in computational discrepancies.

Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-
dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.
7.
Gross profit and gross profit adjusted for the effect of unrealised non-hedge derivatives
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Restated
Restated
Unaudited   Unaudited  Unaudited   Unaudited  Unaudited  Unaudited   Unaudited  Unaudited
SA Rand million
US Dollar million
Reconciliation of gross profit to gross
profit adjusted for the effect of
unrealised non-hedge derivatives:
Gross profit
243
931
1,429
1,582
29
154
240
239
Unrealised non-hedge derivatives
435
(166)
690
652
76
(37)
95
100
Gross profit adjusted for the effect of
unrealised non-hedge derivatives
(1)
678
765
2,119
2,234
105
117
334
339
(1)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-
dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.
8.      Capital commitments
Sept
2005
Jun
2005
Sept
2004
Dec
2004
Sept
2005
Jun
2005
Sept
2004
Dec
2004
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million
US Dollar million
Orders placed and outstanding on
capital contracts at the prevailing
rate of exchange
1,753
1,312
1,005
835
276
196
155
148
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the
South African operations, borrowing facilities and cash distributions from offshore operations.
Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.
The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.
The group’s current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.
Rounding of figures may result in computational discrepancies.

9.         Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued
as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Sept
2005
Jun
2005
Sept
2005
Sept
2004
Restated
Restated
Unaudited  Unaudited   Unaudited   Unaudited   Unaudited   Unaudited  Unaudited  Unaudited
SA Rand million
US Dollar million
Gold income
4
10
99
439
1
2
16
67
Retrenchment, rehabilitation and other
costs
(13)
(261)       (410)         (483)           (2)
(41)          (66)         (73)
Non-hedge derivatives
–
–
–
(18)
–
–
–
(3)
Gross loss
(9)
(251)       (311)           (62)           (1)
(39)          (49)           (9)
Impairment loss reversed
–
115
115
–
–
17
17
–
Loss before taxation from discontinued
operations
(9)
(136)       (196)           (62)           (1)
(22)          (32)           (9)
Deferred taxation
(34)
67
34
4
(5)
10
5
1
Net loss attributable to discontinued
operations
(42)
(69)       (163)           (58)           (7)
(12)          (27)           (8)
10.      Shares
Quarter ended
Nine months ended
Sept
2005
Jun
2005
Sept
2004
Sept
2005
Sept
2004
Restated
Restated
Unaudited         Unaudited
Unaudited        Unaudited         Unaudited
Authorised
shares:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000    400,000,000    400,000,000     400,000,000
A redeemable preference shares of
   50 SA cents each
2,000,000
2,000,000        2,000,000        2,000,000         2,000,000
B redeemable preference shares of
   1 SA cent each
5,000,000
5,000,000        5,000,000        5,000,000         5,000,000
Issued
shares:
Ordinary shares
264,749,794
264,611,494    264,439,294    264,749,794     264,439,294
A redeemable preference shares
2,000,000
2,000,000        2,000,000        2,000,000         2,000,000
B redeemable preference shares
778,896
778,896           778,896           778,896            778,896
Weighted average number of ordinary
   shares for the period
Basic ordinary shares
264,642,218
264,556,116    264,412,359   264,562,882      246,954,457
Diluted number of ordinary shares
265,224,451
265,101,415    265,016,648   265,146,330      247,662,274
During the quarter, 138,300 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.
11.
Ordinary share capital and premium
As at
As at
As at
As at
Sept
2005
Sept
2004
Sept
2005
Sept
2004
Unaudited                Unaudited               Unaudited
Unaudited
SA Rand million
US Dollar million
Balance at December
18,987
9,668
3,364
1,450
Ordinary shares issued
35
9,316
6
1,369
Translation –
–
(379)
113
Balance at September
19,023
18,984
2,991
2,932
Rounding of figures may result in computational discrepancies.

12.
Retained earnings and other reserves
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Other
Comprehen-
sive
income
Total
SA Rand million
(1)
Balance at December 2003 as previously reported 3,848 138 (755) (2,047) 1,184
Change in accounting policy for defined
benefit retirement plans
–
–
–
(112) (112)
As restated 3,848 138 (755) (2,159) 1,072
Net loss on cash flow hedges removed from equity
and reported in income
–
–
–
708 708
Net gain on cash flow hedges
–
–
–
72 72
Deferred taxation on cash flow hedges
–
–
–
(177) (177)
Net gain on available for sale financial assets
–
–
–
20 20
Exchange translation differences
–
–
(819) 38 (781)
Profit attributable to equity shareholders 493
–
–
–
493
Dividends paid (1,197)
–
–
–
(1,197)
Balance at September 2004 (restated) 3,144 138 (1,574) (1,498) 210
Balance at December 2004 (restated) 3,379 138 (3,552) (1,040) (1,075)
Change in accounting policy for defined
benefit retirement plans
–
–
–
(125) (125)
As restated 3,379 138 (3,552) (1,165) (1,200)
Actuarial gain on defined benefit retirement plans
–
–
–
42 42
Deferred taxation on defined benefit retirement plans
–
–
–
(14) (14)
Net loss on cash flow hedges removed from equity
and reported in income
–
–
–
39 39
Net loss on cash flow hedges
–
–
–
(430) (430)
Deferred taxation on cash flow hedges
–
–
–
235 235
Net loss on available for sale financial assets
–
–
–
20 20
Exchange translation differences
–
–
1,809 (136) 1,673
Profit attributable to equity shareholders 201
–
–
–
201
Dividends paid (926)
–
–
–
(926)
Balance at September 2005
2,654
138
(1,743)
(1,408)
(360)
US Dollar million
(1)
Balance at December 2003 as previously reported 356 21 108 (307) 178
Change in accounting policy for defined
benefit retirement plans
–
–
–
(18) (18)
As restated 356 21 108 (325) 160
Net loss on cash flow hedges removed
from equity and reported in income
–
–
–
111 111
Net gain on cash flow hedges
–
–
–
11 11
Deferred taxation on cash flow hedges
–
–
–
(26) (26)
Net gain on available for sale financial assets
–
–
–
3 3
Exchange translation differences
–
(117)
(5) (122)
Profit attributable to equity shareholders 74
–
–
–
74
Dividends paid (179)
–
–
–
(179)
Balance at September 2004 (restated) 251 21 (9) (231) 32
Balance at December 2004 (restated) 286 24 (317) (184) (191)
Change in accounting policy for defined
benefit retirement plans
–
–
–
(22) (22)
As restated 286 24 (317) (206) (213)
Actuarial gain on defined benefit retirement plans
–
–
–
7 7
Deferred taxation on defined benefit retirement plans
–
–
–
(2) (2)
Net loss on cash flow hedges removed from
equity and reported in income
–
–
–
6 6
Net loss on cash flow hedges
–
–
–
(68) (68)
Deferred taxation on cash flow hedges
–
–
–
36 36
Net loss on available for sale financial assets
–
–
–
3 3
Exchange translation differences
–
(2) 278 3 279
Profit attributable to equity shareholders 45
–
–
–
45
Dividends paid (150)
–
–
–
(150)
Balance at September 2005
181
22
(39)
(221)
(57)
(1) The 2004 opening balances and comparative amounts have been restated in terms of the effects of changes in foreign exchange rates (IAS21) revised.
Rounding of figures may result in computational discrepancies.

13.      Minority interests
As at
As at
As at
As at
Sept
2005
Sept
2004
Sept
2005
Sept
2004
Unaudited                Unaudited                Unaudited               Unaudited
SA Rand million US Dollar million
Balance at December 327 354 58 53
Attributable profit 117 101 18 16
Dividends paid (100) (69) (16) (11)
Net loss on cash flow hedges removed
from equity and reported in income
3 2 – –
Net loss on cash flow hedges (3) 3 – 1
Exchange translation differences 31 6 (1) 2
Balance at September 2005
375
397
59
61
14.       Exchange rates
Sept
2005
Jun
2005
Sept
2004
Dec
2004
Unaudited Unaudited Unaudited Audited
Rand/US dollar average for the period
6.31
6.21                    6.57                    6.44
Rand/US dollar average for the quarter
6.51
6.41                    6.37                    6.05
Rand/US dollar closing
6.36
6.68                    6.48                    5.65
Rand/Australian dollar average for the period
4.85
4.80                    4.80                    4.82
Rand/Australian dollar average for the quarter
4.95
4.93                    4.52                    4.58
Rand/Australian dollar closing
4.85
5.06                    4.69                    4.42
15.
Financial effects of Employee benefits (IAS19) revised
The cumulative effect of accounting for actuarial gains and losses through equity reserves for the previous reported periods are as follows:
As at
Sept
2004
As at
Dec
2004
As at
Sept
2004
As at
Dec
2004
Unaudited                Audited
Unaudited               Audited
SA Rand million US Dollar million
Non-current assets
Other non-current assets
As previously reported 493 601 76 106
Actuarial gain related to the pension plan asset
recognised directly in equity
(169) (114) (25) (16)
Translation
–
–                        (1)                       (4)
As restated
324
487
50
86
Non-current liabilities
Provisions
As previously reported 2,162 2,265 334 402
Actuarial gain related to the post retirement
medical liability recognised directly in equity
–                        74                        –                        11
Translation
–
–
–                         2
As restated
2,162
2,339
334
415
Non-current liabilities
Deferred taxation
As previously reported 8,463 7,605 1,307 1,347
Actuarial gain related to the retirement plans
recognised directly in equity
(57) (63) (9) (9)
Translation
–
–
–                        (2)
As restated
8,406
7,542
1,298
1,336
Rounding of figures may result in computational discrepancies.

16.
Contingent liabilities
At 30 September 2005, the aggregate contingent liability is approximately $100 million. The details of significant contingent liabilities are listed below:
Capital cost of water pipelines and electricity supply of Navachab – A potential liability of $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in the event of mine closure prior to 2019.
Tax claims – Tanzania and Mali – Potential tax claims including interest and penalties in Tanzania of $22m and in
Mali of $2m. The Tanzanian amount relates to corporate tax and VAT claims by the Tanzanian revenue authorities which claims are being contested. Discussions are continuing with the Malian government as to the validity of these tax claims.
Yatela loan – AngloGold Ashanti has signed a surety in favour of the bankers on the Yatela loan for $2m.
Australia – Exploration and development tenements – AngloGold Ashanti stands collateral to certain bankers for the satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia, amounting to $15m.
North America – Reclamation – AngloGold Ashanti USA has posted reclamation bonds of $49m with various federal and governmental agencies to cover potential rehabilitation obligations. The company has guaranteed these obligations. At 30 September 2005, the carrying value of these obligations relating to AngloGold Ashanti
USA amounted to $21m.
Tax claims – South America – Various equipment tax claims are subject to litigation. Guarantees amounting to
$3m have been posted as a requirement of the judiciary until legal proceedings are complete.
Re-export arrangements of artifacts – South Africa – AngloGold Ashanti has undertaken to re-export certain gold artefacts, temporarily imported into South Africa, for which custom and value added tax was waived to the amount of $3m.
Provision of Surety – ORO Africa, South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate ORO Africa (Pty) Ltd and one of its subsidiaries to a maximum value of
ZAR100m ($16m).
Litigation with mining contractor and non-payment of receivable – Ghana – A group of employees of Mining and
Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. The potential liability amounts to $6m.
US Class Action – The terms of settlement in the US Class Action brought against the former Ashanti Goldfields
Company Limited (AGC) have been concluded subject to court approval. The complaint inter-alia alleges non-
disclosures and misstatements by AGC regarding its hedging programme.
Water pumping cost – Vaal River – South Africa – Several mining companies operate in the area immediately upstream from the Vaal River mining operation. By law, these companies are obliged to continue pumping underground water. The South African Department of Water Affairs and Forestry issued a directive that splits the cost of water pumping between DRDgold, Harmony, Stilfontein and AngloGold Ashanti. This directive expires at the end of October 2005. AngloGold Ashanti believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the matter has been settled.

Siguiri Convention de Base – Pursuant to the Convention de Base that governs the Siguiri mine, a royalty on production may be payable to the International Finance Corporation (IFC) and to Umicore SA (UM), on a sliding scale between 2.5% and 7.5%, based on the spot gold price per ounce of between $350 and $475, subject to indexation from 1 January 1995, to a cumulative maximum of $60m. In terms of the restructuring agreement with the IFC, a sliding scale royalty on production is payable to the IFC calculated on the same basis at 1.25% subject to a maximum of $7.8m. The royalty rate payable to the UM is 2.5% of revenue. The trigger price agreed and calculated for 2004 is $433.05/oz which was reached in the fourth quarter and the total royalty payable is $0.7m.
The trigger price for 2005 is $442.91/oz which has, to date, not been reached.
17.
Acquisition of Ashanti assets
The transaction was accounted for as a purchase business combination during the second quarter of 2004.
AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals. The purchase price allocation is not expected to vary significantly from the preliminary allocation.
18.      Attributable
interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
19.      Announcements
19.1    On 2 August 2005, AngloGold Ashanti announced that the company had received notification from the
Director-General of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. In its application for these rights, the company committed itself to achieving the Mining Charter’s goals, including: 40% representation in management of Historically Disadvantaged South Africans within five years; participating in local economic development programmes in the areas where it operates and from which it draws its labour; and meeting the Charter’s empowerment ownership target. In respect of the latter, in addition to the transactions with
Armgold carried out between 1998 and 2002, the company committed to the development of an Employee
Share Ownership Programme, with a value equivalent to approximately 6% of the South African net assets.
19.2    On 11 August 2005, AngloGold Ashanti announced the end of the South African gold mining industry’s wage dispute and strike, which resulted in three lost production shifts and culminated in the signing of a two-year wage agreement, effective 1 July 2005.
19.3    On 11 August 2005, AngloGold Ashanti announced that it had disposed of its La Rescatada Project for a total consideration of $13m with an option to repurchase 60% of the project should reserves in excess of
2Moz be identified within three years. The exploration project is located approximately 800km south-east of the city of Lima in Peru.
20.       Dividend
Interim dividend No. 98 of 170 South African cents or 14.78 UK pence or 2,381.75 cedis per share was paid to registered shareholders on 26 August 2005, while a dividend of 6.8102 Australian cents per CHESS Depositary
Interest (CDI) was paid on the same day. On 29 August 2005, a dividend of 23.81751 cedis per Ghanaian
Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and
100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts
(ADRs) on 6 September 2005 at a rate of 26.095 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

21.
Group financial statements
The group financial statements for the quarter and nine months ended 30 September 2005 were authorised for issue in accordance with a resolution of the directors passed on 26 October 2005. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.
22.      Convertible bonds
The group changed its accounting policy for convertible bonds during the first quarter of 2005. Previously, convertible bonds were accounted for as compound financial instruments, part equity and part liability. The equity component was not re-measured for changes in fair value.
Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.
This change was made in response to additional guidance becoming available on the interpretation of
International Financial Reporting Standards. This change is applied retrospectively and comparative figures have been restated.
The impact on comparative figures is as follows:
Quarter to 30 September 2004:
Profit attributable to equity shareholders decreased by $30m recorded in the income statement;
Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $73m.
Nine months ended 30 September 2004:
Profit attributable to equity shareholders increased by $9m recorded in the income statement;
Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $73m.
23.       Borrowings
AngloGold Ashanti's borrowings are interest bearing.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
26 October 2005

Segmental reporting
for the quarter and nine months ended September 2005
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
Restated
1
Restated
Restated
1
Restated
1
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
Gold income
South Africa
1,833
1,953 1,805 5,433 5,399
282
303 283 859 821
Argentina
151
142 169 445 414
23
22 27 71 63
Australia
312
413 286 1,062 806
48
64 45 168 123
Brazil
265
270 267 782 774
41
42 42 124 118
Ghana
442
454 531 1,306 877
68
71 83 207 136
Guinea
205
229 142 553 148
31
36 22 87 23
Mali
382
358 239 1,073 782
59
55 38 169 119
Namibia
57
49 47 160 132
9
8 7 25 20
Tanzania
298
381 359 1,086 874
46
59 56 173 133
USA
205
155 182 515 502
31
24 28 81 77
Zimbabwe
-
- 15 - 26
-
- 2 - 4
4,151
4,404 4,041 12,413 10,734
638
684 633 1,964 1,637
Gross profit (loss) adjusted
for the effect of unrealised
non-hedge derivatives
South Africa
383
336 332 932 1,149
59
52 51 145 176
Argentina
37
44 61 142 99
6
7 9 23 15
Australia
32
131 81 244 267
5
21 13 39 41
Brazil
124
137 147 396 423
19
21 23 63 64
Ghana
(70)
(21) 4 (84)
4
(11)
(3) 1 (13) 1
Guinea
6
71 (10) 92 (26)
1
11 (2) 14 (4)
Mali
106
104 34 307 165
16
16 5 49 25
Namibia
23
(6) 6 18 19
4
(1) 1 3 3
Tanzania
(9)
(56) (2) (2) 116
(1)
(9) - 1 17
USA
27
16 13 84 47
4
2 2 13 7
Zimbabwe
-
- (5) - (9)
-
- - - (1)
Other
19
9 (19) (10) (20)
3
- (3) (3) (5)
678
765 642 2,119 2,234
105
117 100 334 339
Cash gross profit (loss)
2
South Africa
613
585 519 1,653 1,676
94
91 80 259 256
Argentina
81
81 104 258 228
12
13 16 41 35
Australia
79
189 123 403 383
12
30 19 64 59
Brazil
163
172 183 500 528
25
27 29 79 80
Ghana
38
86 103 229 155
6
13 16 37 24
Guinea
56
107 (13) 189 (29)
9
16 (2) 29 (5)
Mali
186
170 80 523 307
29
26 13 83 47
Namibia
30
(1) 12 35 30
5
- 1 5 5
Tanzania
54
23 46 226 235
9
3 8 37 36
USA
99
79 79 276 247
15
12 12 44 37
Zimbabwe
-
- 2 - -
-
- 1 - -
Other
36
28 (3) 47 33
5
4 - 8 4
1,435
1,519 1,235 4,339 3,793
221
235 193 686 578
1
Restated to reflect Ergo as a discontinued operation
2
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

Segmental reporting (continued)
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
Restated
1
Restated
1
Restated
1
Restated
1
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold production
South Africa
21,070
20,604 22,850 62,406 66,647
677
662 735 2,006 2,143
Argentina
1,616
1,591 1,894 4,987 4,440
52
51 61 160 143
Australia
3,146
4,063 3,496 11,272 9,207
101
131 112 362 296
Brazil
2,759
2,660 2,740 7,947 7,807
89
86 88 256 251
Ghana
5,260
5,341 6,079 15,914 9,899
169
172 195 512 318
Guinea
1,907
2,486 705 5,738 1,240
61
80 23 184 40
Mali
4,190
4,139 3,078 12,309 9,643
135
133 99 396 311
Namibia
657
560 572 1,814 1,535
21
18 18 58 49
Tanzania
4,247
5,133 4,592 15,343 11,825
137
165 148 493 380
USA
2,871
2,215 2,804 7,594 7,414
92
71 90 244 238
Zimbabwe
-
- 168 - 293
-
- 5 - 9
47,723
48,792 48,977 145,323 129,951
1,534
1,569 1,575 4,672 4,178
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
Capital expenditure
South Africa
549
527 520 1,558 1,446
84
82 80 247 219
Argentina
17
37 21 76 63
3
6 3 12 10
Australia
69
60 50 176 140
11
9 8 28 21
Brazil
144
132 61 340 188
22
21 10 54 29
Ghana
142
130 105 366 171
22
20 16 58 26
Guinea
47
67 141 208 252
7
10 22 33 38
Mali
18
18 12 60 48
3
3 2 10 7
Namibia
3
14 12 22 118
-
2 2 3 18
Tanzania
372
63 15 451 40
59
10 2 72 6
USA
14
14 48 37 82
2
2 7 6 12
Zimbabwe
-
- 7 - 9
-
- 1 - 1
Other
10
7 12 23 26
1
1 3 4 6
1,385
1,068 1,004 3,317 2,583
215
167 156 525 393
As at
As at
As at
As at
As at
As at
As at
As at
September
June
September
December
September
June
September
December
2005
2005
2004
2004
2005
2005
2004
2004
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million
Total assets
South Africa
14,866
14,753 13,253 15,039
2,337
2,207 2,047 2,664
Argentina
1,818
1,866 1,934 1,784
286
279 299 316
Australia
4,608
4,665 4,271 4,062
724
698 660 719
Brazil
2,326
2,392 2,062 1,962
366
358 318 348
Ghana
11,538
12,102 11,545 10,016
1,814
1,811 1,783 1,774
Guinea
1,740
1,817 1,378 1,366
274
272 213 242
Mali
2,081
2,168 2,329 1,820
327
324 360 322
Namibia
224
210 219 216
35
31 34 38
Tanzania
7,207
7,109 7,148 6,233
1,133
1,064 1,104 1,104
USA
2,770
2,946 2,685 2,311
435
441 415 409
Other
1,931
2,305 2,348 1,306
304
345 360 233
51,110
52,333 49,171 46,114
8,035
7,830 7,593 8,170
1
Restated to reflect Ergo as a discontinued operation
Rounding of figures may result in computational discrepancies.
US Dollar million
kg
oz (000)

Price and unit cost calculation
Quarter
Quarter   Nine months   Nine months
Quarter
Quarter   Nine months   Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Price received
Gold income per income statement
4,151
4,404 12,413 10,734
638
684 1,964 1,637
Adjusted for minority interests and non-gold producing
companies
(135)
(146) (402) (303)
(21)
(24) (63) (46)
4,017
4,258 12,011 10,431
617
660 1,900 1,591
Realised non-hedge derivatives
274
(18) 489 341
43
(2) 80 53
4,291
4,240 12,500 10,771
660
658 1,980 1,644
Attributable gold sold - kg / - oz (000)
47,449
48,560 144,323 130,122
1,526
1,561 4,640 4,184
Revenue price per unit - R/kg / -$/oz
90,440
87,314 86,613 82,775
433
422 427 393
Total costs
Total cash costs (note 3)
2,861
2,836 8,448 7,144
439
443 1,340 1,091
Adjusted for minority interests and non-gold producing
companies
(24)
(38) (138) (41)
(4)
(6) (22) (6)
Total cash costs
2,837
2,798 8,309 7,103
436
437 1,318 1,084
Retrenchment costs (note 3)
60
31 106 42
9
5 16 6
Rehabilitation and other non-cash costs (note 3)
67
49 161 94
10
8 26 14
Amortisation of tangible assets (note 3)
784
787 2,303 1,706
121
123 365 261
Amortisation of intangible assets (note 3)
3
3 9 -
-

Adjusted for minority interests and non-gold producing
companies
(25)
(22) (68) (64)
(4)
(4) (11) (10)
Total production costs
3,726
3,646 10,820 8,881
573
569 1,715 1,356
Gold produced - kg / - oz (000)
47,723
48,792 145,323 129,951
1,534
1,569 4,672 4,178
Total cash cost per unit - R/kg / -$/oz
59,453
57,351 57,177 54,663
284
278 282 260
Total production cost per unit - R/kg / -$/oz
78,082
74,728 74,456 68,338
373
363 367 325
Rounding of figures may result in computational discrepancies
SA Rand / Metric
US Dollar / Imperial

Development
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended September 2005
Statistics are shown in metric units
Advanced
Sampled
metres
Sampled
Ave. channel
gold
uranium
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
3,088 172 122.3 12.98 1,588 0.59 72.66
Kopanang Mine
Vaal reef
5,886 562 10.9 233.03 2,540 1.65 17.94
Tau Lekoa Mine
Ventersdorp Contact reef
2,908 714 90.8 11.40 1,035 0.02 1.74
Moab Khotsong Mine
Vaal reef
4,598 164 108.3 25.72 2,785 1.49 161.00
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
340 - - - - - -
Carbon Leader reef 3,439 - - - - - -
Savuka Mine
Ventersdorp Contact reef
397 - - - - - -
Carbon Leader reef 148 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
3,885 694 66.0 37.77 2,493 - -
AUSTRALIA
Sunrise Dam
643 643 - 3.63 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
938 775 - 5.97 - - -
Córrego do Sitio 205 114 - 5.14 - - -
Lamego 438 - - - - - -
Serra Grande
Mina III
862 140 - 7.57 - - -
Mina Nova 66 - - - - - -
GHANA
Obuasi
7,113 1,544 510.0* 11.01 - - -
Statistics are shown in imperial units
Advanced
Sampled
feet
Sampled
Ave. channel
gold
uranium
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
10,130 564 48.2 0.38 1.52 1.18 4.73
Kopanang Mine
Vaal reef
19,310 1,844 4.3 6.80 2.43 3.30 1.18
Tau Lekoa Mine
Ventersdorp Contact reef
9,539 2,343 35.8 0.33 0.98 0.04 0.12
Moab Khotsong Mine
Vaal reef
15,084 538 42.6 0.75 2.67 2.98 10.59
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
1,117 - - - - - -
Carbon Leader reef 11,283 - - - - - -
Savuka Mine
Ventersdorp Contact reef
1,303 - - - - - -
Carbon Leader reef 486 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
12,746 2,277 26.0 1.10 2.38 - -
AUSTRALIA
Sunrise Dam
2,110 2,110 - 0.11 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
3,077 2,543 - 0.17 - - -
Córrego do Sitio 673 374 - 0.15 - - -
Lamego 1,437 - - - - - -
Serra Grande
Mina III
2,828 459 - 0.22 - - -
Mina Nova 217 - - - - - -
GHANA
Obuasi
23,335 5,065 200.79* 0.32 - - -
* Average orebody width

Group
operating results
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes
/
- 000 tons
3,441
3,466
10,293
9,911
3,793
3,821
11,346
10,925
Yield
- g / t
/
- oz / t
7.38
7.26
7.33
7.62
0.215
0.212
0.214
0.222
Gold produced
- kg
/
- oz (000)
25,387
25,175
75,446
75,471
816
809
2,426
2,426
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/
- 000 tons
2,008
1,886
6,005
5,069
2,214
2,078
6,619
5,588
Yield
- g / t
/
- oz / t
0.57
0.49
0.51
0.63
0.017
0.014
0.015
0.018
Gold produced
- kg
/
- oz (000)
1,154
927
3,067
3,201
37
30
99
103
OPEN-PIT OPERATION
Mined
- 000 tonnes
/
- 000 tons
41,770
46,042
126,029
99,983
46,043
50,753
138,923
110,212
Treated
- 000 tonnes
/
- 000 tons
6,859
6,501
18,417
13,059
7,561
7,166
20,301
14,395
Stripping ratio
- t (mined total - mined ore) / t mined ore
5.18
4.82
5.28
6.78
5.18
4.82
5.28
6.78
Yield
- g / t
/
- oz / t
2.48
2.90
2.94
3.05
0.072
0.085
0.086
0.089
Gold in ore
- kg
/
- oz (000)
9,154
11,188
35,240
32,991
294
360
1,133
1,061
Gold produced
- kg
/
- oz (000)
17,028
18,856
54,104
39,773
547
606
1,739
1,279
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
13,588
14,465
45,965
52,903
14,978
15,945
50,668
58,316
Placed
1
- 000 tonnes
/
- 000 tons
5,299
5,241
17,150
15,741
5,842
5,777
18,905
17,352
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.86
2.33
1.93
2.14
1.86
2.33
1.93
2.14
Yield
2
- g / t
/
- oz / t
0.78
0.77
0.81
0.82
0.023
0.023
0.024
0.024
Gold placed
3
- kg
/
- oz (000)
4,136
4,046
13,958
12,926
133
130
449
416
Gold produced
- kg
/
- oz (000)
4,154
3,835
12,707
11,505
134
123
409
370
TOTAL
Gold produced
- kg
/
- oz (000)
47,723
48,792
145,323
129,951
1,534
1,569
4,672
4,178
Gold sold
- kg
/
- oz (000)
47,449
48,560
144,323
130,122
1,526
1,561
4,640
4,184
Price received
- R / kg
/
- $ / oz
- sold
90,440
87,314
86,613
82,775
433
422
427
393
Total cash costs
- R / kg
/
- $ / oz
- produced
59,453
57,351
57,177
54,663
284
278
282
260
Total production costs
- R / kg
/
- $ / oz
- produced
78,082
74,728
74,456
68,338
373
363
367
325
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
428
431
426
367
13.77
13.86
13.70
11.79
Actual
- g
/
- oz
396
382
391
358
12.74
12.28
12.56
11.50
CAPITAL EXPENDITURE
- Rm
- $m
1,385
1,068
3,317
2,583
215
167
525
393
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
SA Rand / US Dollar
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA
549
527
1,558
1,446
84
82
247
219
Vaal River
Great Noligwa Mine
47 49 150 161 7 8 24 25
Kopanang Mine 70 60 195 165 11 9 31 25
Tau Lekoa Mine 20 19 69 115 3 3 11 17
Surface Operations 53 40 104 64 8 6 17 10
Moab Khotsong 168 152 457 344 26 24 72 52
West Wits
Mponeng Mine
76 70 221 290 12 11 35 44
Savuka Mine 8 15 36 41 1 2 6 6
TauTona Mine 108 122 325 266 17 19 51 40
ARGENTINA
17
37
76
63
3
6
12
10
Cerro Vanguardia - Attributable 92.50% 16 34 71 59 2 5 11 9
Minorities and exploration 1 3 5 4 1 1 1 1
AUSTRALIA
69
60
176
140
11
9
28
21
Sunrise Dam 60 54 155 125 9 8 25 19
Exploration 9 6 21 15 2 1 3 2
BRAZIL
144
132
340
188
22
21
54
29
AngloGold Ashanti Mineração 122 111 278 140 19 18 44 21
Serra Grande - Attributable 50% 11 10 30 17 2 2 5 3
Minorities and exploration 11 10 32 31 1 1 5 5
GHANA
142
130
366
171
22
20
58
26
Bibiani 10 17 39 27 2 3 6 4
Iduapriem - Attributable 85% 8 5 15 11 1 1 2 2
Obuasi 120 105 302 131 19 17 48 20
Minorities and exploration 4 3 10 2 - - 2 -
GUINEA
47
67
208
252
7
10
33
38
Siguiri - Attributable 85% 40 57 177 214 6 9 28 33
Minorities and exploration 7 10 31 38 1 1 5 5
MALI
18
18
60
48
3
3
10
7
Morila - Attributable 40% 2 - 6 5 - - 1 1
Sadiola - Attributable 38% 12 13 39 28 2 2 6 4
Yatela - Attributable 40% 3 5 15 15 1 1 2 2
NAMIBIA
3
14
22
118
-
2
3
18
Navachab 3 14 22 118 - 2 3 18
TANZANIA
372
63
451
40
59
10
72
6
Geita - Attributable 100% May 2004 372 63 451 40 59 10 72 6
USA
14
14
37
82
2
2
6
12
Cripple Creek & Victor J.V. 14 14 37 82 2 2 6 12
ZIMBABWE
-
-
-
9
-
-
-
1
Freda-Rebecca - - - 9 - - - 1
OTHER
10
7
23
26
1
1
4
6
ANGLOGOLD ASHANTI
1,385
1,068
3,317
2,583
215
167
525
393
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA
1
21,070
20,604
62,406
66,647
Vaal River
Great Noligwa Mine
9.03 9.49 9.57 10.44 5,275 5,401 16,273 18,414
Kopanang Mine 7.85 6.95 7.42 7.42 3,933 3,659 11,329 11,279
Tau Lekoa Mine 4.20 4.18 4.12 3.88 2,195 2,126 6,350 6,788
Surface Operations 0.53 0.48 0.49 0.62 757 666 2,152 2,818
West Wits
Mponeng Mine
9.01 9.50 8.94 8.30 3,946 3,968 11,485 10,157
Savuka Mine 8.01 5.93 6.34 6.07 1,121 1,038 3,160 3,601
TauTona Mine 9.91 9.45 9.89 11.14 3,843 3,747 11,657 13,591
ARGENTINA
1,616
1,591
4,987
4,440
Cerro Vanguardia - Attributable 92.50% 7.26 7.91 7.77 7.07 1,616 1,591 4,987 4,440
AUSTRALIA
3,146
4,063
11,272
9,207
Sunrise Dam 3.24 4.28 4.03 3.37 3,146 4,063 11,272 9,196
Union Reefs - - - - - - - 11
BRAZIL
2,759
2,660
7,947
7,807
AngloGold Ashanti Mineração
2
7.08 6.96 7.31 7.94 2,011 1,908 5,695 5,636
Serra Grande - Attributable 50% 8.00 8.04 8.01 7.77 748 751 2,252 2,171
GHANA
5,260
5,341
15,914
9,899
Bibiani
3
1.43 1.51 1.51 2.01 860 931 2,810 2,205
Iduapriem
3
- Attributable 85% 1.70 1.72 1.74 1.67 1,355 1,244 4,041 2,544
Obuasi
5
4.64 4.95 4.74 5.42 3,045 3,166 9,062 5,150
GUINEA
1,907
2,486
5,738
1,240
Siguiri
3
- Attributable 85% 1.17 1.35 1.26 - 1,907 2,486 5,738 1,240
MALI
4,190
4,139
12,309
9,643
Morila - Attributable 40% 5.33 5.51 5.61 3.53 2,151 2,095 6,322 3,533
Sadiola - Attributable 38% 2.66 3.02 2.77 2.76 1,373 1,339 3,900 3,967
Yatela
4
- Attributable 40% 3.08 2.51 2.72 3.60 666 705 2,087 2,143
NAMIBIA
657
560
1,814
1,535
Navachab 2.00 1.98 1.97 1.52 657 560 1,814 1,535
TANZANIA
4,247
5,133
15,343
11,825
Geita - Attributable 100% May 2004 2.72 3.34 3.39 3.57 4,247 5,133 15,343 11,825
USA
2,871
2,215
7,594
7,414
Cripple Creek & Victor J.V.
4
0.62 0.62 0.62 0.61 2,871 2,215 7,594 7,414
ZIMBABWE
-
-
-
293
Freda-Rebecca - - - 1.66 - - - 293
ANGLOGOLD ASHANTI
47,723
48,792
145,323
129,951
Underground Operations 7.38 7.26 7.33 7.62 25,387 25,175 75,446 75,471
Surface and Dump Reclamation 0.57 0.49 0.51 0.63 1,154 927 3,067 3,201
Open-pit Operations 2.48 2.90 2.94 3.05 17,028 18,856 54,104 39,773
Heap leach Operations
6
0.78 0.77 0.81 0.82 4,154 3,835 12,707 11,505
47,723
48,792
145,323
129,951
1
Attributable year to date production at Moab Khotsong yielded 585 kilograms which will be
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold capitalised against pre-production costs.
placed/tonnes placed.
2
The yield of AngloGold Ashanti Mineração represents underground operations.
5
The yield of Obuasi represents underground operations.
3
The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.
6
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA
256
249
248
248
21,109
20,585
62,411
66,631
Vaal River
Great Noligwa Mine
263 263 266 283 5,279 5,399 16,274 18,409
Kopanang Mine 256 236 240 225 3,936 3,659 11,330 11,275
Tau Lekoa Mine 180 169 172 183 2,196 2,125 6,350 6,786
Surface Operations 835 730 744 951 757 666 2,153 2,817
West Wits
Mponeng Mine
284 280 271 239 3,949 3,970 11,486 10,156
Savuka Mine 159 134 136 125 1,135 1,026 3,160 3,600
TauTona Mine 301 328 307 319 3,856 3,740 11,659 13,588
ARGENTINA
978
911
893
818
1,543
1,540
4,826
4,518
Cerro Vanguardia - Attributable 92.50% 978 911 893 818 1,543 1,540 4,826 4,518
AUSTRALIA
2,395
3,149
2,961
2,483
3,148
4,067
11,267
9,229
Sunrise Dam 2,696 3,558 3,340 2,880 3,148 4,067 11,267 9,217
Union Reefs - - - 123 - - - 12
BRAZIL
712
666
680
551
2,476
2,587
7,566
7,835
AngloGold Ashanti Mineração 641 590 603 600 1,845 1,813 5,408 5,661
Serra Grande - Attributable 50% 1,015 992 1,005 910 632 774 2,157 2,174
GHANA
265
281
273
303
5,131
5,389
15,641
9,906
Bibiani 510 465 486 770 860 931 2,810 2,205
Iduapriem - Attributable 85% 628 584 631 689 1,366 1,263 3,907 2,551
Obuasi 190 213 196 197 2,906 3,196 8,923 5,150
GUINEA
565
774
614
255
2,067
2,326
5,738
1,391
Siguiri - Attributable 85% 565 774 614 255 2,067 2,326 5,738 1,391
MALI
2,014
2,077
2,030
1,393
4,143
4,008
12,166
9,616
Morila - Attributable 40% 3,409 3,742 3,629 1,504 2,166 2,025 6,232 3,443
Sadiola - Attributable 38% 1,792 1,757 1,752 1,882 1,378 1,299 3,879 3,989
Yatela - Attributable 40% 975 1,050 996 869 599 683 2,055 2,184
NAMIBIA
702
596
634
747
621
558
1,814
1,586
Navachab 702 596 634 747 621 558 1,814 1,586
TANZANIA
1,049
1,282
1,288
1,185
4,339
5,273
15,303
11,635
Geita - Attributable 100% May 2004 1,049 1,282 1,288 1,185 4,339 5,273 15,303 11,635
USA
3,003
2,322
2,679
2,625
2,872
2,227
7,591
7,483
Cripple Creek & Victor J.V. 3,003 2,322 2,679 2,625 2,872 2,227 7,591 7,483
ZIMBABWE
-
-
-
98
-
-
-
293
Freda-Rebecca - - - 98 - - - 293
ANGLOGOLD ASHANTI
396
382
391
358
47,449
48,560
144,323
130,122
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA
59,053
60,287
59,307
60,393
58,755
75,532
74,764
68,564
75,237
68,213
Vaal River
Great Noligwa Mine
56,203 55,453 47,641 55,021 48,609 68,992 63,413 52,938 64,883 54,288
Kopanang Mine 53,142 58,208 61,912 56,815 59,146 70,869 67,239 68,664 69,365 65,797
Tau Lekoa Mine 78,182 82,469 83,134 81,285 76,152 95,657 98,972 95,789 99,203 88,236
Surface Operations 59,142 63,984 45,233 61,422 49,388 59,142 63,984 45,233 61,422 49,388
West Wits
Mponeng Mine
57,014 57,209 64,344 59,085 66,931 79,527 74,926 77,390 78,230 79,869
Savuka Mine 79,484 94,685 92,197 93,243 95,864 95,304 112,597 105,703 109,491 114,076
TauTona Mine 54,202 49,773 51,642 52,182 49,486 71,140 75,999 64,828 72,662 62,126
ARGENTINA
42,746
35,763
29,825
35,203
35,685
67,818
57,988
51,374
57,110
62,758
Cerro Vanguardia - Attributable 92.50% 42,180 35,203 29,780 34,638 35,561 67,116 57,305 51,210 56,423 62,479
AUSTRALIA
69,032
51,991
49,472
58,124
55,508
85,550
68,330
62,905
74,057
69,838
Sunrise Dam 67,566 50,451 47,223 56,455 53,040 83,882 66,620 59,743 72,206 66,310
BRAZIL
39,079
36,498
26,195
35,916
27,353
52,434
47,992
36,780
47,371
38,328
AngloGold Ashanti Mineração 36,065 33,090 26,689 32,685 27,935 50,595 45,508 37,606 45,015 39,184
Serra Grande - Attributable 50% 33,207 31,615 27,961 31,098 27,525 42,700 40,004 36,727 39,610 36,703
GHANA
71,666
66,546
55,621
67,186
57,768
96,971
92,058
77,956
91,636
80,935
Bibiani 64,529 60,929 48,201 60,184 48,907 97,587 91,334 71,190 90,553 72,773
Iduapriem - Attributable 85% 77,230 69,809 51,750 67,267 57,646 98,025 89,551 70,431 87,214 77,476
Obuasi 71,204 66,915 61,411 69,320 61,622 96,328 93,257 85,541 93,943 86,139
GUINEA
64,817
43,673
103,589
58,360
94,288
88,239
62,908
117,083
78,164
114,150
Siguiri - Attributable 85% 64,817 43,673 103,589 58,360 94,288 88,239 62,908 117,083 78,164 114,150
MALI
44,963
44,264
50,334
43,675
46,725
64,663
60,879
66,390
61,646
62,652
Morila - Attributable 40% 40,511 35,711 51,129 36,596 44,577 69,496 52,583 71,095 57,312 65,470
Sadiola - Attributable 38% 50,341 53,050 54,745 52,579 50,057 62,898 67,266 66,988 67,615 62,619
Yatela - Attributable 40% 59,688 61,786 48,110 58,505 52,332 63,983 82,056 64,171 73,510 66,159
NAMIBIA
56,025
74,345
61,773
69,491
64,885
56,659
94,010
71,690
78,794
72,770
Navachab 56,025 74,345 61,773 69,491 64,885 56,659 94,010 71,690 78,794 72,770
TANZANIA
74,172
68,422
60,159
59,435
51,060
87,353
84,160
77,414
74,263
66,095
Geita - Attributable 100% May 2004 74,172 68,422 60,159 59,435 51,060 87,353 84,160 77,414 74,263 66,095
USA
49,274
48,084
45,652
46,938
45,673
71,681
69,225
63,060
67,905
62,446
Cripple Creek & Victor J.V. 48,304 47,084 44,691 46,013 44,682 70,711 68,225 62,099 66,980 61,455
ZIMBABWE
-
-
80,110
-
86,529
-
-
126,732
-
121,825
Freda-Rebecca - - 80,110 - 86,529 - - 126,732 - 121,825
ANGLOGOLD ASHANTI
59,453
57,351
54,935
57,177
54,663
78,082
74,728
68,945
74,456
68,338
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
SA Rand
SOUTH AFRICA
613
585
1,653
1,676
383
336
932
1,149
Vaal River
Great Noligwa Mine
175 162 494 634 137 133 392 561
Kopanang Mine 123 107 314 285 93 83 229 223
Tau Lekoa Mine 18 18 40 53 (12) (11) (54) (19)
Surface Operations 27 18 63 100 27 18 63 100
West Wits
Mponeng Mine
124 136 341 180 59 73 156 56
Savuka Mine 8 (4) (15) (61) (2) (19) (53) (100)
TauTona Mine 138 148 414 486 81 59 199 328
ARGENTINA
81
81
258
228
37
44
142
99
Cerro Vanguardia - Attributable 92.50% 76 76 242 211 36 42 135 93
Minorities and exploration 5 5 16 17 1 2 7 6
AUSTRALIA
79
189
403
383
32
131
244
267
Sunrise Dam 79 189 403 389 32 131 244 273
Union Reefs - - - (6) - - - (6)
BRAZIL
163
172
500
528
124
137
396
423
AngloGold Ashanti Mineração 100 97 291 292 75 74 226 229
Serra Grande - Attributable 50% 35 42 116 108 29 36 97 88
Minorities and exploration 28 33 93 128 20 27 73 106
GHANA
38
86
229
155
(70)
(21)
(84)
4
Bibiani 1 19 44 58 (23) (5) (30) 11
Iduapriem - Attributable 85% 5 24 61 36 (12) 11 14 14
Obuasi 28 36 109 51 (33) (29) (69) (24)
Minorities and exploration 4 7 15 10 (2) 2 1 3
GUINEA
56
107
189
(29)
6
71
92
(26)
Siguiri - Attributable 85% 45 89 157 (29) 4 61 78 (23)
Minorities and exploration 11 18 32 - 2 10 14 (3)
MALI
186
170
523
307
106
104
307
165
Morila - Attributable 40% 108 108 322 108 47 73 193 39
Sadiola - Attributable 38% 60 44 141 135 43 26 84 88
Yatela - Attributable 40% 18 18 60 64 16 5 30 38
NAMIBIA
30
(1)
35
30
23
(6)
18
19
Navachab 30 (1) 35 30 23 (6) 18 19
TANZANIA
54
23
226
235
(9)
(56)
(2)
116
Geita - Attributable 100% May 2004 54 23 226 235 (9) (56) (2) 116
USA
99
79
276
247
27
16
84
47
Cripple Creek & Victor J.V. 99 79 276 247 27 16 84 47
ZIMBABWE
-
-
-
-
-
-
-
(9)
Freda-Rebecca - - - - - - - (9)
OTHER
36
28
47
33
19
9
(10)
(20)
ANGLOGOLD ASHANTI
1,435
1,519
4,339
3,793
678
765
2,119
2,234
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of
unrealised non-hedge derivatives - Rm
Cash gross profit (loss) - Rm
1

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA
1
677
662
2,006
2,143
Vaal River
Great Noligwa Mine
0.263
0.277
0.279
0.304
170
174
523
592
Kopanang Mine
0.229
0.203
0.216
0.216
126
118
364
363
Tau Lekoa Mine
0.123
0.122
0.120
0.113
71
68
204
218
Surface Operations
0.016
0.014
0.014
0.018
24
21
69
90
West Wits
Mponeng Mine
0.263
0.277
0.261
0.242
127
128
369
327
Savuka Mine
0.234
0.173
0.185
0.177
36
33
102
116
TauTona Mine
0.289
0.276
0.288
0.325
124
120
375
437
ARGENTINA
52
51
160
143
Cerro Vanguardia - Attributable 92.50%
0.212
0.231
0.227
0.206
52
51
160
143
AUSTRALIA
101
131
362
296
Sunrise Dam
0.095
0.125
0.118
0.098
101
131
362
296
BRAZIL
89
86
256
251
AngloGold Ashanti Mineração
2
0.206
0.203
0.213
0.232
65
61
183
181
Serra Grande - Attributable 50%
0.233
0.234
0.234
0.227
24
24
72
70
GHANA
169
172
512
318
Bibiani
3
0.042
0.044
0.044
0.059
28
30
90
71
Iduapriem
3
- Attributable 85%
0.050
0.050
0.051
0.049
44
40
130
82
Obuasi
5
0.135
0.144
0.138
0.158
98
102
291
165
GUINEA
61
80
184
40
Siguiri
3
- Attributable 85%
0.034
0.039
0.037
-
61
80
184
40
MALI
135
133
396
311
Morila - Attributable 40%
0.155
0.161
0.164
0.103
69
67
203
114
Sadiola - Attributable 38%
0.078
0.088
0.081
0.080
44
43
125
128
Yatela
4
- Attributable 40%
0.090
0.073
0.079
0.105
21
23
67
69
NAMIBIA
21
18
58
49
Navachab
0.058
0.058
0.058
0.044
21
18
58
49
TANZANIA
137
165
493
380
Geita - Attributable 100% May 2004
0.079
0.097
0.099
0.104
137
165
493
380
USA
92
71
244
238
Cripple Creek & Victor J.V.
4
0.018
0.018
0.018
0.018
92
71
244
238
ZIMBABWE
-
-
-
9
Freda-Rebecca
-
-
-
0.048
-
-
-
9
ANGLOGOLD ASHANTI
1,534
1,569
4,672
4,178
Underground Operations
0.215
0.212
0.214
0.222
816
809
2,426
2,426
Surface and Dump Reclamation
0.017
0.014
0.015
0.018
37
30
99
103
Open-pit Operations
0.072
0.085
0.086
0.089
547
606
1,739
1,279
Heap leach Operations
6
0.023
0.023
0.024
0.024
134
123
409
370
1,534
1,569
4,672
4,178
1
Attributable year to date production at Moab Khotsong yielded 19,000 oz which will be
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold capitalised against pre-production costs.
placed/tonnes placed.
2
The yield of AngloGold Ashanti Mineração represents underground operations.
5
The yield of Obuasi represents underground operations
3
The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.
6
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA
8.24
7.99
7.98
7.96
679
662
2,007
2,142
Vaal River
Great Noligwa Mine
8.47 8.47 8.56 9.10 170 174 523 592
Kopanang Mine 8.23 7.58 7.72 7.23 127 118 364 363
Tau Lekoa Mine 5.78 5.44 5.54 5.88 71 68 204 218
Surface Operations 26.85 23.48 23.91 30.58 24 21 69 90
West Wits
Mponeng Mine
9.12 8.99 8.73 7.70 127 128 369 327
Savuka Mine 5.10 4.31 4.36 4.02 36 33 102 116
TauTona Mine 9.67 10.53 9.88 10.26 124 120 375 437
ARGENTINA
31.44
29.28
28.72
26.29
50
50
155
145
Cerro Vanguardia - Attributable 92.50% 31.44 29.28 28.72 26.29 50 50 155 145
AUSTRALIA
77.01
101.23
95.21
79.85
101
131
362
296
Sunrise Dam 86.67 114.38 107.38 92.60 101 131 362 296
BRAZIL
22.90
21.41
21.87
17.72
80
83
243
252
AngloGold Ashanti Mineração 20.61 18.95 19.40 19.29 59 58 174 182
Serra Grande - Attributable 50% 32.64 31.91 32.30 29.26 20 25 69 70
GHANA
8.52
9.03
8.77
9.74
165
173
503
319
Bibiani 16.41 14.94 15.63 24.76 28 30 90 71
Iduapriem - Attributable 85% 20.19 18.78 20.29 22.17 44 41 126 82
Obuasi 6.12 6.84 6.31 6.34 93 103 287 166
GUINEA
18.16
24.87
19.76
8.19
66
75
184
45
Siguiri - Attributable 85% 18.16 24.87 19.76 8.19 66 75 184 45
Minorities and exploration
MALI
64.77
66.77
65.27
44.79
133
129
391
309
Morila - Attributable 40% 109.61 120.31 116.68 48.36 70 65 200 111
Sadiola - Attributable 38% 57.62 56.49 56.33 60.50 44 42 125 128
Yatela - Attributable 40% 31.36 33.76 32.03 27.95 19 22 66 70
NAMIBIA
22.58
19.16
20.40
24.03
20
18
58
51
Navachab 22.58 19.16 20.40 24.03 20 18 58 51
TANZANIA
33.74
41.21
41.42
38.09
139
170
492
374
Geita - Attributable 100% May 2004 33.74 41.21 41.42 38.09 139 170 492 374
USA
96.54
74.65
86.15
84.41
92
72
244
241
Cripple Creek & Victor J.V. 96.54 74.65 86.15 84.41 92 72 244 241
ZIMBABWE
-
-
-
3.16
-
-
-
9
Freda-Rebecca - - - 3.16 - - - 9
ANGLOGOLD ASHANTI
12.74
12.28
12.56
11.50
1,526
1,561
4,640
4,184
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA
282
293
299
278
361
363
372
323
Vaal River
Great Noligwa Mine
269 270 272 230 330 309 321 257
Kopanang Mine 254 283 281 280 339 327 343 312
Tau Lekoa Mine 374 400 401 361 457 480 490 418
Surface Operations 283 310 303 234 283 310 303 234
West Wits
Mponeng Mine
272 278 292 317 380 364 386 379
Savuka Mine 379 461 462 454 455 548 542 540
TauTona Mine 259 243 258 234 339 369 359 294
ARGENTINA
205
173
173
169
323
280
280
297
Cerro Vanguardia - Attributable 92.50% 202 171 170 169 320 277 276 296
AUSTRALIA
330
253
287
263
409
333
366
331
Sunrise Dam 323 246 279 251 401 324 357 314
BRAZIL
187
177
177
129
251
233
233
181
AngloGold Ashanti Mineração 173 161 161 132 242 221 221 186
Serra Grande - Attributable 50% 159 153 153 130 204 194 195 174
GHANA
343
322
331
278
464
446
452
390
Bibiani 308 296 297 236 467 443 447 351
Iduapriem - Attributable 85% 369 339 331 277 468 435 429 373
Obuasi 341 324 341 296 461 451 463 414
GUINEA
310
212
287
453
422
305
384
548
Siguiri - Attributable 85% 310 212 287 453 422 305 384 548
MALI
215
214
215
221
309
295
304
297
Morila - Attributable 40% 194 173 180 211 333 255 282 310
Sadiola - Attributable 38% 240 256 259 237 300 325 333 297
Yatela - Attributable 40% 285 299 288 247 305 398 363 313
NAMIBIA
268
362
344
308
271
459
391
345
Navachab 268 362 344 308 271 459 391 345
TANZANIA
353
331
291
244
416
408
365
315
Geita - Attributable 100% May 2004 353 331 291 244 416 408 365 315
USA
236
232
231
217
343
334
334
296
Cripple Creek & Victor J.V. 231 227 226 212 338 329 329 291
ZIMBABWE
-
-
-
417
-
-
-
589
Freda-Rebecca - - - 417 - - - 589
ANGLOGOLD ASHANTI
284
278
282
260
373
363
367
325
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2005
2004
2005
2005
2005
2004
US Dollar
Cash gross profit (loss) - $m
1
SOUTH AFRICA
94
91
259
256
59
52
145
176
Vaal River
Great Noligwa Mine
27 25 78 97 21 21 62 86
Kopanang Mine 19 17 49 43 14 13 36 34
Tau Lekoa Mine 3 3 6 9 (2) (2) (9) (2)
Surface Operations 4 3 10 16 4 3 10 16
West Wits
Mponeng Mine
19 21 54 27 9 11 24 8
Savuka Mine 1 (1) (3) (10) (0) (3) (9) (16)
TauTona Mine 21 23 65 74 12 9 31 50
ARGENTINA
12
13
41
35
6
7
23
15
Cerro Vanguardia - Attributable 92.50% 12 12 38 33 5 7 22 15
Minorities and exploration - 1 3 2 1 - 1 -
AUSTRALIA
12
30
64
59
5
21
39
41
Sunrise Dam 12 30 64 60 5 21 39 42
Union Reefs - - - (1) - - - (1)
BRAZIL
25
27
79
80
19
21
63
64
AngloGold Ashanti Mineração 15 15 46 44 12 11 36 35
Serra Grande - Attributable 50% 5 7 18 17 4 6 15 14
Minorities and exploration 5 5 15 19 3 4 12 15
GHANA
6
13
37
24
(11)
(3)
(13)
1
Bibiani - 3 7 10 (4) (1) (5) 2
Iduapriem - Attributable 85% 1 4 10 9 (2) 2 2 2
Obuasi 4 5 17 7 (5) (5) (11) (4)
Minorities and exploration 1 1 3 (2) - 1 1 1
GUINEA
9
16
29
(5)
1
11
14
(4)
Siguiri - Attributable 85% 7 14 24 (4) 1 9 12 (3)
Minorities and exploration 2 2 5 (1) - 2 2 (1)
MALI
29
26
83
47
16
16
49
25
Morila - Attributable 40% 17 16 51 17 7 11 31 6
Sadiola - Attributable 38% 9 7 22 20 7 4 13 13
Yatela - Attributable 40% 3 3 10 10 2 1 5 6
NAMIBIA
5
-
5
5
4
(1)
3
3
Navachab 5 - 5 5 4 (1) 3 3
TANZANIA
9
3
37
36
(1)
(9)
1
17
Geita - Attributable 100% May 2004 9 3 37 36 (1) (9) 1 17
USA
15
12
44
37
4
2
13
7
Cripple Creek & Victor J.V. 15 12 44 37 4 2 13 7
ZIMBABWE
-
-
-
-
-
-
-
(1)
Freda-Rebecca - - - - - - - (1)
OTHER
5
4
8
4
3
-
(3)
(5)
ANGLOGOLD ASHANTI
221
235
686
578
105
117
334
339
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of unrealised
non-hedge derivatives - $m

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 104 112 111 315 1,115 1,206 1,197 3,387
Milled - 000 tonnes / - 000 tons 584 569 606 1,700 644 627 668 1,874
Yield - g / t / - oz / t 9.03 9.49 10.60 9.57 0.263 0.277 0.309 0.279
Gold produced - kg / - oz (000) 5,275 5,401 6,427 16,273 170 174 207 523
Gold sold - kg / - oz (000) 5,279 5,399 6,428 16,274 170 174 207 523
Price received - R / kg / - $ / oz - sold 94,376 89,038 84,210 89,444 452 433 410 442
Total cash costs - R / - $ - ton milled 508 526 505 527 71 75 72 76
- R / kg / - $ / oz - produced 56,203 55,453 47,641 55,021 269 270 233 272
Total production costs
- R / kg / - $ / oz - produced 68,992 63,413 52,938 64,883 330 309 259 321
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 303 299 312 296 9.73 9.61 10.02 9.50
Actual - g / - oz 263 263 309 266 8.47 8.47 9.94 8.56
Target - m² / - ft² 5.52 5.26 5.06 5.22 59.44 56.61 54.51 56.14
Actual - m² / - ft² 5.17 5.46 5.35 5.15 55.69 58.82 57.59 55.43
FINANCIAL RESULTS (MILLION)
Gold income
458 505 508 1,408 70 79 80 223
Cost of sales 361 348 357 1,063 56 54 56 169
Cash operating costs 295 297 303 888 45 46 48 141
Other cash costs 2 3 3 7 - - - 1
Total cash costs 296 299 306 895 46 47 48 142
Retrenchment costs 11 8 3 24 2 1 - 4
Rehabilitation and other non-cash costs 18 7 5 34 3 1 1 5
Production costs 326 314 314 954 50 49 49 151
Amortisation of tangible assets 38 29 27 102 6 4 4 16
Inventory change (3) 5 16 8 - 1 3 1
97 158 151 344 15 24 24 54
Realised non-hedge derivatives 41 (25) 34 48 6 (3) 5 8
Gross profit excluding the effect of unrealised non-hedge derivatives 137 133 185 392 21 21 29 62
Capital expenditure 47 49 48 150 7 8 7 24
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 118 123 118 362 1,269 1,329 1,269 3,900
Milled - 000 tonnes / - 000 tons 501 527 533 1,527 553 581 588 1,683
Yield - g / t / - oz / t 7.85 6.95 6.96 7.42 0.229 0.203 0.203 0.216
Gold produced - kg / - oz (000) 3,933 3,659 3,707 11,329 126 118 119 364
Gold sold - kg / - oz (000) 3,936 3,659 3,708 11,330 127 118 119 364
Price received - R / kg / - $ / oz - sold 94,150 90,270 83,764 89,644 450 437 408 442
Total cash costs - R / - $ - ton milled 417 404 431 421 58 57 61 61
- R / kg / - $ / oz - produced 53,142 58,208 61,912 56,815 254 283 303 281
Total production costs
- R / kg / - $ / oz - produced 70,869 67,239 68,664 69,365 339 327 335 343
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 221 220 211 219 7.11 7.06 6.79 7.03
Actual - g / - oz 256 236 222 240 8.23 7.58 7.14 7.72
Target - m² / - ft² 7.09 7.07 6.69 6.98 76.28 76.12 72.03 75.08
Actual - m² / - ft² 7.67 7.96 7.06 7.68 82.61 85.69 76.00 82.64
FINANCIAL RESULTS (MILLION)
Gold income
342 347 293 986 53 54 46 156
Cost of sales 278 247 254 787 43 39 39 125
Cash operating costs 207 211 227 638 32 33 36 101
Other cash costs 2 2 2 6 - - - 1
Total cash costs 209 213 229 644 32 33 36 102
Retrenchment costs 10 5 - 18 2 1 - 3
Rehabilitation and other non-cash costs 30 4 3 39 5 1 - 6
Production costs 249 222 232 701 38 35 36 111
Amortisation of tangible assets 30 24 22 85 5 4 3 14
Inventory change (1) 1 - 1 - - - -
64 101 39 199 10 15 7 31
Realised non-hedge derivatives 29 (17) 17 30 4 (2) 2 5
Gross profit excluding the effect of unrealised non-hedge derivatives 93 83 56 229 14 13 9 36
Capital expenditure 70 60 58 195 11 9 9 31
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 104 101 107 300 1,118 1,089 1,151 3,232
Milled - 000 tonnes / - 000 tons 522 509 575 1,542 576 561 634 1,699
Yield - g / t / - oz / t 4.20 4.18 3.80 4.12 0.123 0.122 0.111 0.120
Gold produced - kg / - oz (000) 2,195 2,126 2,184 6,350 71 68 70 204
Gold sold - kg / - oz (000) 2,196 2,125 2,185 6,350 71 68 70 204
Price received - R / kg / - $ / oz - sold 94,110 90,580 83,544 90,349 450 438 408 445
Total cash costs - R / - $ - ton milled 329 344 316 335 46 49 45 48
- R / kg / - $ / oz - produced 78,182 82,469 83,134 81,285 374 400 406 401
Total production costs
- R / kg / - $ / oz - produced 95,657 98,972 95,789 99,203 457 480 468 490
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 221 220 222 217 7.10 7.06 7.15 6.97
Actual - g / - oz 180 169 175 172 5.78 5.44 5.61 5.54
Target - m² / - ft² 9.73 9.70 9.21 9.64 104.76 104.37 99.08 103.81
Actual - m² / - ft² 8.51 8.05 8.55 8.15 91.55 86.66 91.98 87.69
FINANCIAL RESULTS (MILLION)
Gold income
191 203 172 555 29 31 27 88
Cost of sales 219 203 205 628 34 32 32 100
Cash operating costs 171 174 180 512 26 27 29 81
Other cash costs 1 1 2 4 - - - 1
Total cash costs 172 175 182 516 26 27 29 82
Retrenchment costs 5 4 1 11 1 1 - 2
Rehabilitation and other non-cash costs 4 2 2 8 1 - - 1
Production costs 180 181 185 536 28 28 29 85
Amortisation of tangible assets 30 29 24 94 5 5 4 15
Inventory change 9 (7) (4) (2) 1 (1) (1) -
(28) - (33) (73) (4) - (5) (12)
Realised non-hedge derivatives 16 (10) 11 19 2 (1) 1 3
Gross loss excluding the effect of unrealised non-hedge derivatives (12) (11) (22) (54) (2) (2) (4) (9)
Capital expenditure 20 19 41 69 3 3 6 11
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,422 1,396 1,387 4,403 1,567 1,539 1,529 4,854
Yield - g / t / - oz / t 0.53 0.48 0.76 0.49 0.016 0.014 0.022 0.014
Gold produced - kg / - oz (000) 757 666 1,061 2,152 24 21 35 69
Gold sold - kg / - oz (000) 757 666 1,061 2,153 24 21 34 69
Price received - R / kg / - $ / oz - sold 94,492 90,434 83,173 89,963 453 437 406 444
Total cash costs - R / - $ - ton milled 31 31 35 30 4 4 5 4
- R / kg / - $ / oz - produced 59,142 63,984 45,233 61,422 283 310 221 303
Total production costs - R / kg / - $ / oz - produced 59,142 63,984 45,233 61,422 283 310 221 303
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 704 726 784 725 22.64 23.35 25.19 23.32
Actual - g / - oz 835 730 1,123 744 26.85 23.48 36.11 23.91
FINANCIAL RESULTS (MILLION)
Gold income
66 63 84 187 10 10 13 30
Cost of sales 45 43 50 130 7 7 8 21
Cash operating costs 45 43 48 132 7 7 8 21
Other cash costs - - - - - - - -
Total cash costs 45 43 48 132 7 7 8 21
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 45 43 48 132 7 7 8 21
Amortisation of tangible assets - - - - - - - -
Inventory change - - 2 (2) - - - -
21 21 34 57 3 3 5 9
Realised non-hedge derivatives 6 (3) 4 7 1 - 1 1
Gross profit excluding the effect of unrealised non-hedge derivatives 27 18 38 63 4 3 6 10
Capital expenditure 53 40 40 104 8 6 6 17
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 88 87 84 258 947 934 905 2,776
Milled - 000 tonnes / - 000 tons 438 418 423 1,285 483 461 466 1,417
Yield - g / t / - oz / t 9.01 9.50 8.65 8.94 0.263 0.277 0.252 0.261
Gold produced - kg / - oz (000) 3,946 3,968 3,657 11,485 127 128 118 369
Gold sold - kg / - oz (000) 3,949 3,970 3,660 11,486 127 128 118 369
Price received - R / kg / - $ / oz - sold 94,544 91,547 83,588 90,608 453 442 408 445
Total cash costs - R / - $ - ton milled 514 543 557 528 72 77 79 76
- R / kg / - $ / oz - produced 57,014 57,209 64,344 59,085 272 278 314 292
Total production costs
- R / kg / - $ / oz - produced 79,527 74,926 77,390 78,230 380 364 378 386
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 260 243 240 247 8.35 7.80 7.71 7.95
Actual - g / - oz 284 280 260 271 9.12 8.99 8.37 8.73
Target - m² / - ft² 5.84 5.63 5.81 5.59 62.85 60.60 62.59 60.18
Actual - m² / - ft² 6.32 6.11 5.98 6.10 68.05 65.79 64.41 65.61
FINANCIAL RESULTS (MILLION)
Gold income
343 381 289 1,008 53 59 45 159
Cost of sales 314 290 287 885 48 45 45 140
Cash operating costs 223 225 233 673 34 35 37 107
Other cash costs 2 2 2 6 - - - 1
Total cash costs 225 227 235 679 35 35 37 108
Retrenchment costs 7 6 - 15 1 1 - 2
Rehabilitation and other non-cash costs 17 1 2 19 3 - - 3
Production costs 249 234 237 713 38 37 37 113
Amortisation of tangible assets 65 63 46 186 10 10 7 29
Inventory change - (7) 4 (13) - (1) 1 (2)
29 91 2 122 4 14 - 19
Realised non-hedge derivatives 31 (18) 17 33 5 (3) 3 6
Gross profit excluding the effect of unrealised non-hedge derivatives 59 73 19 156 9 11 3 24
Capital expenditure 76 70 103 221 12 11 16 35
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 30 36 44 107 325 386 475 1,154
Milled - 000 tonnes / - 000 tons 140 175 211 499 154 193 232 550
Yield - g / t / - oz / t 8.01 5.93 6.36 6.34 0.234 0.173 0.186 0.185
Gold produced - kg / - oz (000) 1,121 1,038 1,340 3,160 36 33 43 102
Gold sold - kg / - oz (000) 1,135 1,026 1,341 3,160 36 33 43 102
Price received - R / kg / - $ / oz - sold 94,223 91,285 83,878 90,618 450 441 409 445
Total cash costs - R / - $ - ton milled 637 562 587 591 89 80 84 85
- R / kg / - $ / oz - produced 79,484 94,685 92,197 93,243 379 461 451 462
Total production costs
- R / kg / - $ / oz - produced 95,304 112,597 105,703 109,491 455 548 516 542
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 147 152 142 148 4.72 4.89 4.55 4.75
Actual - g / - oz 159 134 142 136 5.10 4.31 4.55 4.36
Target - m² / - ft² 5.02 5.13 4.87 5.06 54.08 55.23 52.40 54.47
Actual - m² / - ft² 4.27 4.63 4.66 4.60 45.97 49.80 50.17 49.53
FINANCIAL RESULTS (MILLION)
Gold income
99 98 106 276 15 15 17 44
Cost of sales 109 113 142 339 17 18 23 54
Cash operating costs 88 97 122 291 14 15 20 46
Other cash costs 1 1 1 3 - - - -
Total cash costs 89 98 123 295 14 15 20 47
Retrenchment costs 16 4 - 20 3 1 - 3
Rehabilitation and other non-cash costs (8) - 6 (7) (1) - 1 (1)
Production costs 97 102 129 308 15 16 21 49
Amortisation of tangible assets 10 15 12 38 2 2 2 6
Inventory change 2 (4) 1 (7) - (1) - (1)
(10) (15) (36) (63) (2) (2) (6) (10)
Realised non-hedge derivatives 8 (5) 6 10 1 (1) 1 2
Gross loss excluding the effect of unrealised non-hedge derivatives (2) (19) (30) (53) - (3) (5) (9)
Capital expenditure 8 15 12 36 1 2 2 6
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 63 69 75 200 674 741 803 2,156
Milled - 000 tonnes / - 000 tons 388 396 426 1,178 427 437 470 1,299
Yield - g / t / - oz / t 9.91 9.45 10.49 9.89 0.289 0.276 0.306 0.288
Gold produced - kg / - oz (000) 3,843 3,747 4,474 11,657 124 120 144 375
Gold sold - kg / - oz (000) 3,856 3,740 4,476 11,659 124 120 144 375
Price received - R / kg / - $ / oz - sold 94,078 90,550 84,090 89,629 449 439 409 442
Total cash costs - R / - $ - ton milled 537 470 542 516 75 67 77 75
- R / kg / - $ / oz - produced 54,202 49,773 51,642 52,182 259 243 253 258
Total production costs
- R / kg / - $ / oz - produced 71,140 75,999 64,828 72,662 339 369 317 359
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 339 326 365 329 10.89 10.50 11.75 10.58
Actual - g / - oz 301 328 319 307 9.67 10.53 10.25 9.88
Target - m² / - ft² 5.24 5.05 5.36 5.13 56.41 54.32 57.75 55.21
Actual - m² / - ft² 4.90 6.02 5.32 5.28 52.77 64.79 57.24 56.82
FINANCIAL RESULTS (MILLION)
Gold income
336 355 354 1,013 51 55 55 160
Cost of sales 282 280 290 846 43 44 45 134
Cash operating costs 207 184 229 603 32 29 36 96
Other cash costs 1 2 2 6 - - - 1
Total cash costs 208 186 231 608 32 29 36 97
Retrenchment costs 10 5 - 17 2 1 - 3
Rehabilitation and other non-cash costs (2) 4 2 6 - 1 - 1
Production costs 216 196 233 631 33 31 36 100
Amortisation of tangible assets 57 89 57 216 9 14 9 34
Inventory change 9 (5) - (1) 1 (1) - -
54 75 64 167 8 11 10 26
Realised non-hedge derivatives 27 (16) 22 32 4 (2) 3 5
Gross profit excluding the effect of unrealised non-hedge derivatives 81 59 86 199 12 9 13 31
Capital expenditure 108 122 99 325 17 19 15 51
Rounding of figures may result in computational discrepancies.

Argentina
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,433 4,690 4,424 13,632 4,886 5,170 4,876 15,026
Treated - 000 tonnes / - 000 tons 223 201 212 642 245 222 234 708
Stripping ratio - t (mined total - mined ore) / t mined ore 20.13 18.94 18.99 18.11 20.13 18.94 18.99 18.11
Yield - g / t / - oz / t 7.26 7.91 8.93 7.77 0.212 0.231 0.261 0.227
Gold in ore - kg / - oz (000) 1,667 1,647 1,987 5,156 54 53 64 166
Gold produced - kg / - oz (000) 1,616 1,591 1,894 4,987 52 51 61 160
Gold sold - kg / - oz (000) 1,543 1,540 1,865 4,826 50 50 60 155
Price received - R / kg / - $ / oz - sold 83,691 78,459 78,062 78,641 400 381 380 388
Total cash costs - R / kg / - $ / oz - produced 42,180 35,203 29,780 34,638 202 171 145 170
Total production costs - R / kg / - $ / oz - produced 67,116 57,305 51,210 56,423 320 277 250 276
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 854 816 1,226 816 27.45 26.23 39.43 26.24
Actual - g / - oz 978 911 994 893 31.44 29.28 31.95 28.72
FINANCIAL RESULTS (MILLION)
Gold income
140 131 157 411 21 21 25 65
Cost of sales 101 87 99 269 16 14 16 43
Cash operating costs 56 44 43 137 9 7 7 22
Other cash costs 12 12 13 36 2 2 2 6
Total cash costs 68 56 56 173 10 9 9 27
Rehabilitation and other non-cash costs - 1 - 1 - - - -
Production costs 68 57 56 174 10 9 9 27
Amortisation of tangible assets 40 34 40 107 6 5 7 17
Inventory change (7) (4) 3 (12) (1) (1) - (2)
39 45 58 143 6 7 9 23
Realised non-hedge derivatives (3) (3) (1) (8) - - - (1)
Gross profit excluding the effect of unrealised non-hedge derivatives 36 42 57 135 5 7 9 22
Capital expenditure 16 34 20 71 2 5 3 11
Rounding of figures may result in computational discrepancies.

Australia
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,723 2,785 3,820 8,113 3,562 3,642 4,996 10,611
Treated - 000 tonnes / - 000 tons 913 912 919 2,691 1,006 1,005 1,013 2,966
Stripping ratio - t (mined total - mined ore) / t mined ore 6.63 5.12 8.28 5.31 6.63 5.12 8.28 5.31
Yield - g / t / - oz / t 3.24 4.28 3.81 4.03 0.095 0.125 0.111 0.118
Gold produced - kg / - oz (000) 3,146 4,063 3,496 11,272 101 131 112 362
Gold sold - kg / - oz (000) 3,148 4,067 3,511 11,267 101 131 113 362
Price received - R / kg / - $ / oz - sold 93,455 99,502 85,869 91,516 447 483 418 452
Total cash costs - R / kg / - $ / oz - produced 67,566 50,451 47,223 56,455 323 246 231 279
Total production costs - R / kg / - $ / oz - produced 83,882 66,620 59,743 72,206 401 324 292 357
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,577 3,027 2,653 2,914 82.86 97.32 85.31 93.69
Actual - g / - oz 2,696 3,558 3,289 3,340 86.67 114.38 105.74 107.38
FINANCIAL RESULTS (MILLION)
Gold income
312 413 286 1,062 48 64 45 168
Cost of sales 262 273 220 787 40 43 34 125
Cash operating costs 205 195 158 612 32 31 25 97
Other cash costs 7 10 7 25 1 2 1 4
Total cash costs 213 205 165 636 33 32 26 101
Rehabilitation and other non-cash costs 5 8 2 18 1 1 - 3
Production costs 218 213 167 655 33 33 26 104
Amortisation of tangible assets 46 58 42 159 7 9 6 25
Inventory change (2) 3 11 (26) - - 2 (5)
50 140 66 275 8 22 11 44
Realised non-hedge derivatives (18) (8) 16 (31) (3) (1) 2 (5)
Gross profit excluding the effect of unrealised non-hedge derivatives 32 131 82 244 5 21 13 39
Capital expenditure 60 54 43 155 9 8 7 25
Rounding of figures may result in computational discrepancies.

Brazil
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
ANGLOGOLD ASHANTI MINERAÇÃO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 222 229 226 647 245 253 249 713
Treated - 000 tonnes / - 000 tons 226 232 205 663 249 256 226 731
Yield - g / t / - oz / t 7.08 6.96 8.13 7.31 0.206 0.203 0.237 0.213
Gold produced - kg / - oz (000) 1,600 1,615 1,669 4,847 51 52 54 156
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 57 11 - 68 63 12 - 75
Yield - g / t / - oz / t 2.53 1.890 - 2.43 0.074 0.055 - 0.071
Gold produced - kg / - oz (000) 145 21 - 165 5 1 - 5
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - - 7 - - - 8 -
Treated - 000 tonnes / - 000 tons - - 7 - - - 8 -
Stripping ratio - t (mined total - mined ore) / t mined ore - - - - - - - -
Yield - g / t / - oz / t - - 3.18 - - - 0.093 -
Gold in ore - kg / - oz (000) - - 24 - - - 1 -
Gold produced - kg / - oz (000) - - 22 - - - 1 -
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,291 1,182 766 3,138 1,423 1,303 844 3,459
Placed
1
- 000 tonnes / - 000 tons 79 69 69 182 87 76 76 200
Stripping ratio - t (mined total - mined ore) / t mined ore 15.57 16.05 10.31 16.36 15.57 16.05 10.31 16.36
Yield 2 - g / t / - oz / t 2.69 2.71 3.33 3.07 0.078 0.079 0.097 0.090
Gold placed
3
- kg / - oz (000) 211 187 230 557 7 6 7 18
Gold produced - kg / - oz (000) 267 273 307 683 9 9 10 22
TOTAL
Yield
4
- g / t / - oz / t 6.16 6.73 7.96 6.86 0.180 0.196 0.232 0.200
Gold produced - kg / - oz (000) 2,011 1,908 1,998 5,695 65 61 64 183
Gold sold - kg / - oz (000) 1,845 1,813 2,002 5,408 59 58 64 174
Price received - R / kg / - $ / oz - sold 88,652 86,409 75,680 85,231 422 417 370 418
Total cash costs
- R / kg / - $ / oz - produced 36,065 33,090 26,689 32,685 173 161 130 161
Total production costs
- R / kg / - $ / oz - produced 50,595 45,508 37,606 45,015 242 221 183 221
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 547 552 586 526 17.60 17.75 18.85 16.91
Actual - g / - oz 641 590 639 603 20.61 18.95 20.53 19.40
FINANCIAL RESULTS (MILLION)
Gold income
156 141 149 427 24 22 23 67
Cost of sales 88 82 70 235 14 13 11 37
Cash operating costs 71 61 52 181 11 10 8 29
Other cash costs 2 2 2 5 - - - 1
Total cash costs 73 63 53 186 11 10 8 29
Rehabilitation and other non-cash costs 4 1 - 6 1 - - 1
Production costs 77 64 53 192 12 10 8 30
Amortisation of tangible assets 25 23 22 64 4 4 3 10
Inventory change (13) (5) (5) (22) (2) (1) (1) (3)
67 59 79 192 10 9 12 30
Realised non-hedge derivatives 8 15 3 34 1 2 1 5
Gross profit excluding the effect of unrealised non-hedge derivatives 75 74 82 226 12 11 13 36
Capital expenditure 122 111 51 278 19 18 8 44
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Brazil
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 97 94 95 283 107 103 104 312
Treated - 000 tonnes / - 000 tons 94 93 95 281 103 103 105 310
Yield - g / t / - oz / t 8.00 8.04 7.78 8.01 0.233 0.234 0.227 0.234
Gold produced - kg / - oz (000) 748 751 742 2,252 24 24 24 72
Gold sold - kg / - oz (000) 632 774 758 2,157 20 25 24 69
Price received - R / kg / - $ / oz - sold 87,425 85,794 74,408 84,416 417 415 363 416
Total cash costs - R / kg / - $ / oz - produced 33,207 31,615 27,961 31,098 159 153 136 153
Total production costs - R / kg / - $ / oz - produced 42,700 40,004 36,727 39,610 204 194 179 195
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 827 830 860 830 26.58 26.69 27.64 26.69
Actual - g / - oz 1,015 992 1,053 1,005 32.64 31.91 33.87 32.30
FINANCIAL RESULTS (MILLION)
Gold income
52 60 56 167 8 9 9 27
Cost of sales 27 31 28 85 4 5 4 13
Cash operating costs 24 23 20 68 4 4 3 11
Other cash costs 1 1 1 2 - - - -
Total cash costs 25 24 21 70 4 4 3 11
Rehabilitation and other non-cash costs - - - 1 - - - -
Production costs 25 24 21 71 4 4 3 11
Amortisation of tangible assets 7 6 6 19 1 1 1 3
Inventory change (5) 1 - (5) (1) - - (1)
25 30 28 83 4 5 5 13
Realised non-hedge derivatives 4 6 1 15 1 1 - 2
Gross profit excluding the effect of unrealised non-hedge derivatives 29 36 29 97 4 6 5 15
Capital expenditure 11 10 4 30 2 2 1 5
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
BIBIANI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons - 3 1 6 - 3 2 6
Treated - 000 tonnes / - 000 tons - 3 1 5 - 3 1 6
Yield - g / t / - oz / t - 5.20 0.18 4.83 - 0.152 0.005 0.141
Gold produced - kg / - oz (000) - 16 4 26 - 1 - 1
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 1,193 1,561 1,258 4,038 1,315 1,721 1,386 4,451
Treated - 000 tonnes / - 000 tons 601 604 654 1,843 663 666 721 2,031
Stripping ratio - t (mined total - mined ore) / t mined ore 9.28 6.48 1.58 6.88 9.28 6.48 1.58 6.88
Yield - g / t / - oz / t 1.43 1.51 2.16 1.51 0.042 0.044 0.061 0.044
Gold in ore - kg / - oz (000) 422 626 1,457 2,064 14 20 47 66
Gold produced - kg / - oz (000) 860 915 1,413 2,784 28 29 46 90
TOTAL
Yield
- g / t / - oz / t 1.43 1.53 2.16 1.52 0.042 0.045 0.063 0.044
Gold produced - kg / - oz (000) 860 931 1,417 2,810 28 30 46 90
Gold sold - kg / - oz (000) 860 931 1,417 2,810 28 30 46 90
Price received - R / kg / - $ / oz - sold 89,597 87,800 81,397 86,735 430 426 397 429
Total cash costs
- R / kg / - $ / oz - produced 64,529 60,929 48,201 60,184 308 296 235 297
Total production costs
- R / kg / - $ / oz - produced 97,587 91,334 71,190 90,553 467 443 347 447
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 420 407 492 408 13.50 13.10 15.82 13.12
Actual - g / - oz 510 465 677 486 16.41 14.94 21.75 15.63
FINANCIAL RESULTS (MILLION)
Gold income
75 79 117 236 12 12 18 38
Cost of sales 100 87 104 274 15 14 16 42
Cash operating costs 51 53 63 157 8 8 9 25
Other cash costs 4 4 6 12 1 1 1 2
Total cash costs
55 57 69 169 9 9 10 27
Rehabilitation and other non-cash costs 2 2 - 6 - - 1 -
Production costs 58 59 69 176 9 9 11 27
Amortisation of tangible assets 26 26 31 79 4 4 5 13
Inventory change 16 2 4 19 2 - - 3
(25) (7) 13 (37) (4) (1) 2 (6)
Realised non-hedge derivatives 2 3 (2) 7 - - - 1
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (23) (5) 11 (30) (4) (1) 2 (5)
Capital expenditure 10 17 14 39 2 3 2 6
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
IDUAPRIEM - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,492 6,377 5,178 17,873 6,053 7,030 5,707 19,702
Treated - 000 tonnes / - 000 tons 795 722 932 2,317 877 796 1,028 2,554
Stripping ratio - t (mined total - mined ore) / t mined ore 4.55 6.37 5.50 5.80 4.55 6.37 5.50 5.80
Yield - g / t / - oz / t 1.70 1.72 1.79 1.74 0.050 0.050 0.052 0.051
Gold in ore - kg / - oz (000) 1,664 1,671 1,582 4,956 54 54 51 159
Gold produced - kg / - oz (000) 1,355 1,241 1,666 4,032 44 40 53 130
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons - - 2 - - - 1 -
Placed
1
- 000 tonnes / - 000 tons - - - - - - - -
Gold produced - kg / - oz (000) - 3 40 9 - - 1 -
TOTAL
Yield
4
- g / t / - oz / t 1.70 1.72 1.83 1.74 0.050 0.050 0.053 0.051
Gold produced - kg / - oz (000) 1,355 1,244 1,706 4,041 44 40 55 130
Gold sold - kg / - oz (000) 1,366 1,263 1,706 3,907 44 41 55 126
Price received - R / kg / - $ / oz - sold 86,247 86,211 76,841 86,206 411 422 375 426
Total cash costs
- R / kg / - $ / oz - produced 77,230 69,809 51,750 67,267 369 339 252 331
Total production costs
- R / kg / - $ / oz - produced 98,025 89,551 70,431 87,214 468 435 343 429
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 775 729 628 734 24.92 23.43 20.20 23.61
Actual - g / - oz 628 584 737 631 20.19 18.78 23.70 20.29
FINANCIAL RESULTS (MILLION)
Gold income
111 98 143 306 17 15 23 49
Cost of sales 130 98 123 323 20 15 20 51
Cash operating costs 99 81 84 254 15 13 13 40
Other cash costs 6 6 8 17 1 1 2 3
Total cash costs
105 87 92 272 16 14 15 43
Rehabilitation and other non-cash costs 2 1 2 4 - - 1 1
Production costs 106 88 94 276 16 14 16 44
Amortisation of tangible assets 24 21 27 68 4 3 4 11
Inventory change - (11) 2 (21) - (2) - (3)
(19) 1 20 (17) (3) - 3 (3)
Realised non-hedge derivatives 7 11 (8) 31 1 2 (1) 5
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (12) 11 12 14 (2) 2 2 2
Capital expenditure 8 5 8 15 1 1 1 2
1 Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
OBUASI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 546 556 475 1,102 602 613 524 1,215
Treated - 000 tonnes / - 000 tons 548 544 475 1,613 604 599 523 1,778
Yield - g / t / - oz / t 4.64 4.95 5.45 4.74 0.135 0.144 0.159 0.138
Gold produced - kg / - oz (000) 2,541 2,692 2,587 7,636 82 87 83 246
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 529 478 283 1,534 583 527 312 1,691
Yield - g / t / - oz / t 0.48 0.50 0.76 0.49 0.014 0.015 0.022 0.014
Gold produced - kg / - oz (000) 253 241 215 749 8 8 7 24
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 634 1,007 649 2,505 699 1,110 716 2,762
Treated - 000 tonnes / - 000 tons 190 46 151 237 210 51 166 261
Stripping ratio - t (mined total - mined ore) / t mined ore 9.18 13.22 6.95 11.91 9.18 13.22 6.95 11.91
Yield - g / t / - oz / t 1.32 5.06 1.02 2.86 0.039 0.147 0.030 0.083
Gold in ore - kg / - oz (000) 17 224 11 241 1 7 - 8
Gold produced - kg / - oz (000) 252 234 153 677 8 8 5 22
TOTAL
Yield
- g / t / - oz / t 2.40 2.96 3.25 2.68 0.070 0.086 0.095 0.078
Gold produced - kg / - oz (000) 3,045 3,166 2,956 9,062 98 102 94 291
Gold sold - kg / - oz (000) 2,906 3,196 2,983 8,923 93 103 96 287
Price received - R / kg / - $ / oz - sold 85,876 87,913 77,736 86,834 412 424 379 428
Total cash costs - R / kg / - $ / oz - produced 71,204 66,915 61,411 69,320 341 324 300 341
Total production costs
- R / kg / - $ / oz - produced 96,328 93,257 85,541 93,943 461 451 418 463
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 357 358 187 349 11.49 11.51 6.00 11.23
Actual - g / - oz 190 213 189 196 6.12 6.84 6.06 6.31
FINANCIAL RESULTS (MILLION)
Gold income
234 257 250 704 36 40 39 111
Cost of sales 283 310 254 843 43 48 40 133
Cash operating costs 204 199 170 592 31 31 26 94
Other cash costs 12 13 11 36 2 2 2 6
Total cash costs
217 212 181 628 33 33 28 99
Retrenchment costs - - 7 - - - 1 -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 217 212 188 628 33 33 29 99
Amortisation of tangible assets 77 83 64 223 12 13 10 35
Inventory change (11) 14 2 (8) (2) 2 - (1)
(49) (53) (4) (140) (7) (8) (1) (22)
Realised non-hedge derivatives 16 24 (18) 71 2 4 (3) 11
Gross loss excluding the effect of unrealised non-hedge derivatives (33) (29) (22) (69) (5) (5) (4) (11)
Capital expenditure 120 105 83 302 19 17 13 48
Rounding of figures may result in computational discrepancies.

Guinea
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
SIGUIRI - Attributable 85%
Rand / Metric
Dollar / Imperial
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 3,783 4,085 - 7,868 4,170 4,503 - 8,673
Treated - 000 tonnes / - 000 tons 1,329 1,373 - 2,702 1,465 1,513 - 2,978
Stripping ratio - t (mined total - mined ore) / t mined ore 1.77 0.89 - 1.23 1.77 0.89 - 1.23
Yield - g / t / - oz / t 1.17 1.35 - 1.26 0.034 0.039 - 0.037
Gold produced - kg / - oz (000) 1,556 1,848 - 3,404 50 59 - 109
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons - - 2,657 3,678 - - 2,928 4,054
Placed
1
- 000 tonnes / - 000 tons - 79 307 1,575 - 87 339 1,736
Stripping ratio - t (mined total - mined ore) / t mined ore - - 2.52 1.68 - - 2.52 1.68
Yield
2
- g / t / - oz / t - 1.24 1.14 1.16 - 0.036 0.033 0.034
Gold placed
3
- kg / - oz (000) - 97 350 1,835 - 3 12 59
Gold produced - kg / - oz (000) 351 639 705 2,334 11 21 23 75
TOTAL
Yield
4
- g / t / - oz / t 1.17 1.35 - 1.26 0.034 0.039 - 0.037
Gold produced - kg / - oz (000) 1,907 2,486 705 5,738 61 80 23 184
Gold sold - kg / - oz (000) 2,067 2,326 1,391 5,738 66 75 45 184
Price received - R / kg / - $ / oz - sold 87,127 88,283 80,101 87,465 415 426 384 427
Total cash costs
- R / kg / - $ / oz - produced 64,817 43,673 103,589 58,360 310 212 504 287
Total production costs
- R / kg / - $ / oz - produced 88,239 62,908 117,083 78,164 422 305 571 384
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 945 1,241 520 1,078 30.38 39.90 16.71 34.67
Actual - g / - oz 565 774 242 614 18.16 24.87 7.79 19.76
FINANCIAL RESULTS (MILLION)
Gold income
172 192 127 463 26 30 20 73
Cost of sales 176 145 127 424 27 23 20 67
Cash operating costs 117 102 71 318 18 16 10 50
Other cash costs 6 7 2 17 1 1 1 3
Total cash costs
124 109 73 335 19 17 11 53
Rehabilitation and other non-cash costs (6) 7 4 6 (1) 1 1 1
Production costs 118 116 77 341 18 18 12 54
Amortisation of tangible assets 49 38 7 104 8 6 - 16
Inventory change 9 (9) 43 (20) 1 (1) 7 (3)
(5) 48 - 39 (1) 7 - 6
Realised non-hedge derivatives 8 13 (10) 39 1 2 (1) 6
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 4 61 (10) 78 1 9 (1) 12
Capital expenditure 40 57 120 177 6 9 19 28
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 732 1,020 1,015 3,055 958 1,334 1,328 3,996
Mined - 000 tonnes / - 000 tons 1,190 2,786 2,770 7,102 1,312 3,071 3,053 7,829
Treated - 000 tonnes / - 000 tons 404 380 336 1,127 445 419 371 1,242
Stripping ratio - t (mined total - mined ore) / t mined ore 1.49 2.48 4.07 2.67 1.49 2.48 4.07 2.67
Yield - g / t / - oz / t 5.33 5.51 3.40 5.61 0.155 0.161 0.099 0.164
Gold produced - kg / - oz (000) 2,151 2,095 1,143 6,322 69 67 37 203
Gold sold - kg / - oz (000) 2,166 2,025 1,067 6,232 70 65 34 200
Price received - R / kg / - $ / oz - sold 92,706 89,194 74,580 88,106 443 429 361 433
Total cash costs - R / kg / - $ / oz - produced 40,511 35,711 51,129 36,596 194 173 248 180
Total production costs - R / kg / - $ / oz - produced 69,496 52,583 71,095 57,312 333 255 346 282
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,270 2,295 1,939 2,245 72.98 73.79 62.33 72.18
Actual - g / - oz 3,409 3,742 1,367 3,629 109.61 120.31 43.95 116.68
FINANCIAL RESULTS (MILLION)
Gold income
201 181 78 549 31 28 12 87
Cost of sales 154 107 78 356 24 17 12 56
Cash operating costs 73 62 53 193 11 10 8 31
Other cash costs 14 13 5 38 2 2 1 6
Total cash costs 87 75 58 231 13 12 9 37
Rehabilitation and other non-cash costs 1 1 2 2 - - - -
Production costs 88 76 60 234 14 12 9 37
Amortisation of tangible assets 62 35 21 129 9 5 3 20
Inventory change 5 (3) (3) (6) 1 (1) - (1)
47 73 - 193 7 11 - 31
Realised non-hedge derivatives - - 1 - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 47 73 1 193 7 11 - 31
Capital expenditure 2 - - 6 - - - 1
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 680 1,172 576 2,693 890 1,533 753 3,523
Mined - 000 tonnes / - 000 tons 1,413 2,169 1,161 5,331 1,557 2,391 1,279 5,876
Treated - 000 tonnes / - 000 tons 515 444 507 1,408 568 489 559 1,552
Stripping ratio - t (mined total - mined ore) / t mined ore 2.45 4.88 1.91 3.05 2.45 4.88 1.91 3.05
Yield - g / t / - oz / t 2.66 3.02 2.36 2.77 0.078 0.088 0.069 0.081
Gold produced - kg / - oz (000) 1,373 1,339 1,196 3,900 44 43 38 125
Gold sold - kg / - oz (000) 1,378 1,299 1,220 3,879 44 42 39 125
Price received - R / kg / - $ / oz - sold 91,834 89,147 81,273 88,811 439 427 397 435
Total cash costs - R / kg / - $ / oz - produced 50,341 53,050 54,745 52,579 240 256 267 259
Total production costs - R / kg / - $ / oz - produced 62,898 67,266 66,988 67,615 300 325 327 333
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,157 1,835 1,742 1,797 69.34 59.01 56.00 57.78
Actual - g / - oz 1,792 1,757 1,767 1,752 57.62 56.49 56.80 56.33
FINANCIAL RESULTS (MILLION)
Gold income
127 116 99 345 19 18 16 54
Cost of sales 84 89 80 261 13 14 13 41
Cash operating costs 60 63 59 181 9 10 9 29
Other cash costs 9 8 7 24 1 1 1 4
Total cash costs 69 71 66 205 11 11 10 32
Rehabilitation and other non-cash costs - 1 - 1 - - - -
Production costs 69 72 66 207 11 11 10 33
Amortisation of tangible assets 18 18 14 57 3 3 3 9
Inventory change (3) (1) - (3) - - - (1)
43 26 19 84 7 4 3 13
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 43 26 19 84 7 4 3 13
Capital expenditure 12 13 9 39 2 2 1 6
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 1,111 1,699 1,308 4,489 1,225 1,873 1,442 4,948
Placed
1
- 000 tonnes / - 000 tons 289 319 254 931 318 352 280 1,027
Stripping ratio - t (mined total - mined ore) / t mined ore 9.58 9.68 3.71 7.75 9.58 9.68 3.71 7.75
Yield
2
- g / t / - oz / t 3.08 2.51 3.61 2.72 0.090 0.073 0.105 0.079
Gold placed
3
- kg / - oz (000) 888 802 918 2,535 29 26 30 81
Gold produced - kg / - oz (000) 666 705 739 2,087 21 23 24 67
Gold sold - kg / - oz (000) 599 683 739 2,055 19 22 24 66
Price received - R / kg / - $ / oz - sold 91,129 89,539 83,310 87,433 438 428 402 431
Total cash costs - R / kg / - $ / oz - produced 59,688 61,786 48,110 58,505 285 299 233 288
Total production costs - R / kg / - $ / oz - produced 63,983 82,056 64,171 73,510 305 398 312 363
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,161 1,180 1,270 1,112 37.32 37.92 40.82 35.74
Actual - g / - oz 975 1,050 981 996 31.36 33.76 31.54 32.03
FINANCIAL RESULTS (MILLION)
Gold income
55 61 62 180 8 9 10 28
Cost of sales 39 57 48 150 6 9 8 24
Cash operating costs 36 39 31 109 5 6 5 17
Other cash costs 4 4 5 13 1 1 1 2
Total cash costs 40 44 36 122 6 7 6 19
Rehabilitation and other non-cash costs - 1 1 1 - - - -
Production costs 40 44 37 123 6 7 6 20
Amortisation of tangible assets 3 13 11 30 - 2 2 5
Inventory change (4) (1) - (4) (1) - - (1)
16 5 14 30 2 1 2 5
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 16 5 14 30 2 1 2 5
Capital expenditure 3 5 3 15 1 1 1 2
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.

Namibia
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 296 312 395 866 387 408 517 1,132
Mined - 000 tonnes / - 000 tons 966 1,018 1,421 2,823 1,065 1,122 1,566 3,111
Treated - 000 tonnes / - 000 tons 328 283 367 919 361 312 404 1,013
Stripping ratio - t (mined total - mined ore) / t mined ore 1.15 1.91 3.45 1.53 1.15 1.91 3.45 1.53
Yield - g / t / - oz / t 2.00 1.98 1.56 1.97 0.058 0.058 0.046 0.058
Gold produced - kg / - oz (000) 657 560 572 1,814 21 18 18 58
Gold sold - kg / - oz (000) 621 558 588 1,814 20 18 19 58
Price received - R / kg / - $ / oz - sold 91,856 88,761 79,318 87,931 440 427 387 433
Total cash costs - R / kg / - $ / oz - produced 56,025 74,345 61,773 69,491 268 362 301 344
Total production costs - R / kg / - $ / oz - produced 56,659 94,010 71,690 78,794 271 459 350 391
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 741 704 510 706 23.81 22.64 16.40 22.68
Actual - g / - oz 702 596 731 634 22.58 19.16 23.49 20.40
FINANCIAL RESULTS (MILLION)
Gold income
57 49 47 160 9 8 7 25
Cost of sales 34 55 41 141 5 9 6 23
Cash operating costs 37 41 35 125 6 6 6 20
Other cash costs - - - 1 - - - -
Total cash costs 37 42 35 126 6 7 6 20
Rehabilitation and other non-cash costs (6) 6 - - (1) 1 - -
Production costs 31 47 35 126 5 7 6 20
Amortisation of tangible assets 7 5 6 17 1 1 - 3
Inventory change (3) 3 - (2) - - - -
23 (6) 6 18 4 (1) 1 3
Realised non-hedge derivatives - - - - - - - -
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 23 (6) 6 18 4 (1) 1 3
Capital expenditure 3 14 12 22 - 2 2 3
Rounding of figures may result in computational discrepancies.

Tanzania
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
GEITA - Attributable 100% May 2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,836 5,487 2,743 15,208 6,326 7,178 3,587 19,892
Mined - 000 tonnes / - 000 tons 13,792 14,602 10,673 41,001 15,203 16,096 11,765 45,196
Treated - 000 tonnes / - 000 tons 1,561 1,536 1,342 4,533 1,720 1,693 1,479 4,996
Stripping ratio - t (mined total - mined ore) / t mined ore 8.09 8.20 6.73 8.48 8.09 8.20 6.73 8.48
Yield - g / t / - oz / t 2.72 3.34 3.42 3.39 0.079 0.097 0.100 0.099
Gold produced - kg / - oz (000) 4,247 5,133 4,592 15,343 137 165 148 493
Gold sold - kg / - oz (000) 4,339 5,273 4,790 15,303 139 170 154 492
Price received - R / kg / - $ / oz - sold 84,645 72,840 75,601 75,840 407 351 368 375
Total cash costs - R / kg / - $ / oz - produced 74,172 68,422 60,159 59,435 353 331 294 291
Total production costs - R / kg / - $ / oz - produced 87,353 84,160 77,414 74,263 416 408 378 365
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,031 1,042 889 1,098 33.15 33.49 28.59 35.29
Actual - g / - oz 1,049 1,282 1,129 1,288 33.74 41.21 36.31 41.42
FINANCIAL RESULTS (MILLION)
Gold income
298 381 359 1,086 46 59 56 173
Cost of sales 376 440 364 1,162 58 68 57 184
Cash operating costs 297 330 260 856 45 51 41 135
Other cash costs 18 21 16 56 3 3 3 9
Total cash costs 315 351 276 912 48 55 44 144
Rehabilitation and other non-cash costs (5) 3 2 - (1) - - -
Production costs 309 354 278 912 47 55 44 144
Amortisation of tangible assets 61 78 77 228 9 12 12 36
Inventory change 5 8 9 23 1 1 1 4
(78) (59) (5) (77) (12) (9) (1) (11)
Realised non-hedge derivatives 69 3 3 75 11 - 1 12
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (9) (56) (2) (2) (1) (9) - 1
Capital expenditure 372 63 15 451 59 10 2 72
Rounding of figures may result in computational discrepancies.

USA
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2005
2005
2004
2005
2005
2005
2004
2005
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 11,186 11,583 13,001 34,661 12,330 12,769 14,331 38,207
Placed
1
- 000 tonnes / - 000 tons 4,932 4,773 4,728 14,462 5,437 5,262 5,212 15,942
Stripping ratio - t (mined total - mined ore) / t mined ore 1.45 1.81 1.51 1.54 1.45 1.81 1.51 1.54
Yield
2
- g / t / - oz / t 0.62 0.62 0.57 0.62 0.018 0.018 0.017 0.018
Gold placed
3
- kg / - oz (000) 3,036 2,959 2,702 9,031 98 95 87 290
Gold produced - kg / - oz (000) 2,871 2,215 2,804 7,594 92 71 90 244
Gold sold - kg / - oz (000) 2,872 2,227 2,802 7,591 92 72 90 244
Price received - R / kg / - $ / oz - sold 80,137 74,928 66,620 78,073 383 359 325 384
Total cash costs
4
- R / kg / - $ / oz - produced 48,304 47,084 44,691 46,013 231 227 218 226
Total production costs - R / kg / - $ / oz - produced 70,711 68,225 62,099 66,980 338 329 303 329
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,692 2,723 2,813 2,704 86.55 87.56 90.45 86.92
Actual - g / - oz 3,003 2,322 2,980 2,679 96.54 74.65 95.82 86.15
FINANCIAL RESULTS (MILLION)
Gold income
205 155 182 515 31 24 28 81
Cost of sales 203 151 174 509 31 23 27 80
Cash operating costs 148 141 125 414 23 22 20 66
Other cash costs 7 7 8 21 1 1 1 3
Total cash costs 155 147 134 435 24 23 21 69
Rehabilitation and other non-cash costs 3 2 (7) 10 - - (1) 2
Production costs 158 150 127 445 24 23 20 70
Amortisation of tangible assets 72 63 66 192 11 10 10 30
Inventory change (27) (62) (19) (128) (4) (10) (3) (20)
2 3 8 6 - - 1 1
Realised non-hedge derivatives 25 12 5 78 4 2 1 12
Gross profit excluding the effect of unrealised non-hedge derivatives 27 16 13 84 4 2 2 13
Capital expenditure 14 14 48 37 2 2 7 6
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.

Board of directors and executive officers
Non-Executive Directors
MR R P EDEY (63)
FCA
Chairman
Russell Edey was appointed to the AngloGold board in
April 1998 and as deputy chairman in December 2000.
In May 2003 he was appointed chairman when Bobby
Godsell relinquished this office. Based in the United
Kingdom, he is deputy chairman of N M Rothschild
Corporate Finance and a director of a number of other
companies.
DR T J MOTLATSI (54)
Hon D Soc Sc (Lesotho)
Deputy Chairman
James Motlatsi was appointed to the AngloGold board
in April 1998 and as deputy chairman in May 2002 upon
Russell Edey being appointed chairman. He has been
associated with the South African mining industry since
1970, and is a past president of the National Union of
Mineworkers. He is chief executive officer of TEBA
Limited.
MR F B ARISMAN (61)
MSc (Finance)
Frank Arisman was appointed to the AngloGold board
in April 1998. He resides in New York and recently
retired, after 32 years of service, from JP Morgan
Chase, where he held the position of managing
director.
MRS E le R BRADLEY (67)
BSc, MSc
Elisabeth Bradley was appointed to the AngloGold
board in April 1998. She is non-executive chairman of
Wesco Investments Limited, Metair Investments Limited
and Toyota South Africa (Proprietary) Limited and a
director of a number of other companies. She is deputy
chairman of the South Africa Institute of International
Affairs.
MR C B BRAYSHAW (70)
CA (SA), FCA
Colin Brayshaw was appointed to the AngloGold board
in April 1998. He is a retired managing partner and
chairman of Deloitte & Touche and is a non-executive
director of a number of companies including Anglo
Platinum, Datatec and Jonnic Holdings.
DR S E JONAH (KBE) (56)
Hon D Sc
President
Sam Jonah (Sir Sam) worked in various positions,
including underground, with Ashanti Goldfields and was
appointed to the position of CEO of Ashanti in 1986.
Sir Sam has been decorated with many awards and
honours and in 2003, was conferred with an Honorary
Knighthood by Her Majesty, Queen Elizabeth II of Great
Britain, in recognition of his exceptional achievements
as an African businessman. Sir Sam was appointed as
an executive director to the board of AngloGold Ashanti
in 2004, which position he relinquished in 2005 but
retained his appointment as a non-executive director.
MR R MÉDORI (48)
Doctorate Economics, Grad (Fin)
Réne Médori was appointed to the AngloGold Ashanti
board in August 2005. He is the finance director of
Anglo American plc.
MR W A NAIRN (61)
BSc (Min Eng)
Bill Nairn has been a member of the AngloGold board
since January 2000. He was re-appointed to the board
in May 2001, having previously been alternate director
to Tony Trahar. He was group technical director of
Anglo American plc, prior to his retirement in 2004.

MR S R THOMPSON (46)
MA (Geology)
Simon Thompson is a director of Anglo American plc
and chairman of the Base Metals Division, the Industrial
Minerals Division and the Exploration Division. Simon
was appointed to the AngloGold Ashanti board in 2004.
MR A J TRAHAR (56)
BCom, CA (SA)
Tony Trahar was appointed to the AngloGold board in
October 2000. He is chief executive officer of Anglo
American plc.
MR P L ZIM (45)
MCom
Lazarus Zim is chief executive officer of Anglo
American South Africa Limited and is chairman of Anglo
Operations Limited and serves on a number of boards
in the Anglo American group, including Anglo Platinum.
Lazarus was appointed to the AngloGold Ashanti board
in 2004.
Executive Directors
MR R M GODSELL (53)
BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold board
as chief executive officer in April 1998 and as chairman
in December 2000. He relinquished his role as
chairman of AngloGold in May 2002. He has 29 years
of service with companies associated with the mining
industry, and has served as a non-executive director of
Anglo American plc since March 1999. He is also the
immediate past chairman of the World Gold Council.
MR R CARVALHO SILVA (54)
BAcc, BCorp Admin
Chief Operating Officer – International
Roberto Carvalho Silva joined the Anglo American
group in Brazil in 1973 and was appointed president
and CEO of AngloGold South America in January 1999.
He became executive officer, South America for
AngloGold in 2000 and was appointed to the board of
AngloGold Ashanti in May 2005 in his current capacity.
MR N F NICOLAU (46)
B Tech (Min Eng); MBA
Chief Operating Officer – Africa
Neville Nicolau was appointed the executive officer
responsible for AngloGold’s South Africa region in
November 2001 and was appointed to the board of
AngloGold Ashanti in May 2005 in his current capacity.
He has 26 years of experience in the mining industry.
MR S VENKATAKRISHNAN (VENKAT) (40)
BCom, A C A (ICAI)
Executive Director: Finance (Chief Financial Officer)
Venkat was the finance director of Ashanti Goldfields
Company Limited from 2002 until the merger with
AngloGold in 2004. Prior to joining Ashanti, Venkat
was a director in the Reorganisation Services division
of Deloitte and Touche in London. He was appointed to
the board of AngloGold Ashanti in August 2005.
MR K H WILLIAMS (57)
BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of
AngloGold in April 1998. He has 27 years of service in
the gold mining industry. He is a past chairman of
Rand Refinery and a director of the World Gold Council.
Alternate Directors
MR D D BARBER (53)
FCA, AMP (Harvard)
David Barber was appointed alternate director to Julian
Ogilvie Thompson in April 2002 and following the
latter’s retirement from the board in April 2004, he was
appointed as alternate to Lazarus Zim. He is finance
director of Anglo American South Africa.
MR A H CALVER (58)
BSc (Hons) Engineering, MDP (UNISA), PMD
(Harvard)
Harry Calver was appointed alternate director to Bill
Nairn in May 2001. He is head of engineering Anglo
American plc.

MR P G WHITCUTT (40)
BCom (Hons), CA (SA), MBA
Peter Whitcutt who is head of finance at Anglo
American plc, has been an alternate director since
October 2001, firstly to Tony Lea, and then to Réne
Médori who replaced the former on the board of
AngloGold Ashanti.
Executive Officers
Ms MERENE BOTSIO-PHILLIPS (48)
LLB BL
General Counsel
Merene Botsio-Phillips joined Ashanti Goldfields in
1995, and was appointed to the board as executive
director - general counsel in 1996. Prior to joining
Ashanti, she was director of legal services / company
secretary at Ghana Airways Limited and was later
appointed to the board of the airline as a non-executive
director. She was admitted to the English Bar in 1979
and is a member of Gray’s Inns, the Ghana Bar and the
International Bar Association. She was appointed an
executive officer of AngloGold Ashanti in 2004.
DR C E CARTER (43)
BA (Hons) (UCT), DPhil (Oxford), EDP (Northwest
University – Kelogg School of Management)
Executive Officer – Investor Relations
Charles Carter joined Anglo American in 1991 and
moved to the Gold and Uranium Division in 1996. In
May 2005, he was appointed an executive officer, with
responsibility for overseeing the company’s global
investor relations programme.
MR D H DIERING (54)
BSc, AMP
Executive Officer – Business Planning : Africa
Dave Diering joined the Anglo American Gold and
Uranium Division in 1975 and worked at several South
African operations as well as for Zimbabwe Nickel
Corporation until 2001, when he joined AngloGold as
head of mining and mineral resources. In 2005 he was
appointed an executive officer.
MR R N DUFFY (42)
BCom, MBA
Executive Officer – Business Development
Richard Duffy joined Anglo American in 1987 and in
1998 was appointed executive officer and managing
secretary of AngloGold. In November 2000 he was
appointed head of business planning and in 2004
assumed responsibility for all new business
opportunities globally. In April 2005 this role was
expanded to include greenfields exploration. He was
appointed to the executive committee in August 2005.
MRS D EARP (44)
CA (SA), BCom, BAcc
Executive Officer – Corporate Accounting
Dawn Earp joined AngloGold in July 2000 from Anglo
American, where she was vice president, Central
Finance. Dawn was appointed an executive officer in
May 2004.
MR B W GUENTHER (53)
BS (Min, Eng)
Executive Officer – Corporate Technical Group
Ben Guenther joined AngloGold as senior vice
president general manager of Jerritt Canyon mine in
Nevada, USA and in 2000 was seconded to
AngloGold’s corporate office in Johannesburg as head
of mining. In 2001, he assumed some responsibilities
for safety and health, as well as heading up the
corporate technical group. He was appointed an
executive officer in May 2004.
MR R L LAZARE (49)
BA, HED (University of Free State), DPLR (UNISA),
SMP (Henley Management College)
Executive Officer – South Africa Region
Robbie Lazare joined Anglo American Gold and
Uranium Division in 1982 where he worked in a variety
of management posts until 1999 when he was
appointed general manager of TauTona mine. In
December 2004 he was appointed an executive officer
with the responsibility of overseeing all AngloGold
Ashanti’s South African operations.

MR S J LENAHAN (50)
BSoc Sc, MSc
Executive Officer – Corporate Affairs
Steve Lenahan has been working in the mining industry
since 1978 when he started his career at De Beers. He
was appointed an executive officer of AngloGold in
1998, responsible for investor relations and assumed
responsibility for corporate affairs in 2001.
MR M P LYNAM (44)
B Eng (Mech)
Executive Officer – Treasury
Mark Lynam joined the Anglo American group in 1983
and has been involved in the hedging and treasury area
since 1990. In 1998 he joined AngloGold as treasurer
and was appointed an executive officer in May 2004.
MR F R L NEETHLING (53)
BSc (Mech Eng)
Executive Officer – East & West Africa Region
Fritz Neethling joined the Anglo American group in
1997 and in 1999 joined AngloGold as general
manager of the Ergo operation. He was appointed an
executive officer in July 2005.
MR D M A OWIREDU (48)
BSc (Hons)(Mech, Eng), MBA
Deputy Chief Operating Officer – Africa
Daniel Owiredu joined the erstwhile Ashanti Goldfields
Company Limited in 1984 and served in various
engineering capacities. He has also served as
Managing Director for the Obuasi, Bibiani and Siguiri
mines. In March 2004, he was appointed Chief
Operating Officer - West Africa following the
Ashanti/AngloGold merger until his new position as
Deputy Chief Operating Officer - Africa in October
2005.
Ms Y Z SIMELANE (40)
BA LLB, FILPA, MAP
Executive Officer and Managing Secretary
Yedwa Simelane joined AngloGold in November 2000
from the Mineworkers’ Provident Fund where she was
the senior manager of the Fund. She was appointed an
executive officer in May 2004.
MR N W UNWIN (53)
BA
Executive Officer – Human Resources and Information
Technology
Nigel Unwin has many years experience in the field of
human resources. He was appointed an executive
officer in 1999.
Company Secretary
MR C R BULL (58)
BCom
Chris Bull has been employed by the Anglo American
group since 1965 in various company secretarial
positions. He was appointed company secretary of
AngloGold in 1998 and is responsible for ensuring
compliance with statutory and corporate governance
requirements and the regulations of the stock
exchanges on which AngloGold Ashanti is listed.

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2004, which was filed with the Securities and Exchange Commission (SEC) on 14July 2005.
Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GSE (Shares): AGA
GSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com
United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE
R Médori ~ (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
#
American
Ghanaian
~ French
! Brazilian
Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLO GOLD ASHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:
OCTOBER 26, 2005
By: /s/ C R BULL
_
Name: C R Bull
Title:    Company Secretary